FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IndyMac ABS, Inc.	0001060764
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, February 28, 2005, Series SPMD 2005-A	333-120706

Name of Person Filing the Document
(If Other than the Registrant)





05046094



SEC MAIL
PROCESSING
MAR 0 9 2005
WASH., D.C.
SECTION

PROCESSED
MAR 0 9 2005



THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 28, 2005

INDYMAC ABS, INC.



By: ______________________

Name: Victor Woodworth

Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a preliminary Term Sheet. All terms and statements herein are subject to change.

$980,000,000

(APPROXIMATE)



IndyMac Bank

SM

(SELLER & MASTER SERVICER)

Home Equity Mortgage Loan Asset-Backed Trust Series INABS 2005-A

IndyMac ABS, Inc.

(DEPOSITOR)

February 24, 2005



UBS Investment Bank

IndyMac Bank

Home Equity Mortgage Loan Asset-Backed Trust

Series INABS 2005-A

$980,000,000 (APPROXIMATE)

Home Equity Mortgage Loan Asset-Backed Trust, Series INABS 2005-A

Structure Overview

Class[1][2]	Initial Certificate Principal Balance ($)[3]	Certificate Type	Expected WAL (years)[4][5] Call / Maturity	Expected Principal Window[4][5] Call / Maturity	Legal Final Maturity Date	Expected Ratings (Moody's / S&P / Fitch)
A-I-1[6]	463,377,00(	FLT / SEN / PT	2.39 / 2.60	1-77 / 1-189	March 2035	Aaa / AAA / AAA
A-I-2[6]	115,844,00(	FLT / SEN / MEZZ	2.39 /2.60	1-77 / 1-189	March 2035	Aaa / AAA / AAA
A-II-1[6]	100,916,000	FLT / SEN / SEQ	1.00 / 1.00	1-20 / 1-20	March 2035	Aaa / AAA / AAA
A-II-2[6]	117,178,000	FLT / SEN / SEQ	3.00 / 3.00	20-77 / 20-82	March 2035	Aaa / AAA / AAA
A-II-3[6]	14,185,000	FLT / SEN / SEQ	6.46 / 9.48	77-77 / 82-181	March 2035	Aaa / AAA / AAA
M-1[6,7]	31,000,000	FLT / MEZZ	4.67 / 5.17	43-77 / 43-151	March 2035	Aa1 / AA+ / AA+
M-2[6,7]	29,500,000	FLT / MEZZ	4.59 / 5.07	41-77 / 41-142	March 2035	Aa2 / AA / AA+
M-3[6,7]	19,000,000	FLT / MEZZ	4.55 / 5.00	40-77 / 40-135	March 2035	Aa3 / AA / AA
M-4[6,7]	15,000,000	FLT / MEZZ	4.52 / 4.95	40-77 / 40-129	March 2035	A1 / AA- / AA-
M-5[6,7]	15,500,000	FLT / MEZZ	4.50 / 4.90	39-77 / 39-123	March 2035	A2 / A+ / A+
M-6[6,7]	14,000,000	FLT / MEZZ	4.49 / 4.86	39-77 / 39-117	March 2035	A3 / A / A
M-7[6,7]	12,000,000	FLT / MEZZ	4.46 / 4.78	38-77 / 38-110	March 2035	Baa1 / A- / A-
M-8[6,7]	8,000,00(	FLT / MEZZ	4.46 / 4.73	38-77 / 38-102	March 2035	Baa2 / BBB+ / BBB+
M-9[6,7]	7,500,00(	FLT / MEZZ	4.46 / 4.67	38-77 / 38-97	March 2035	Baa3 / BBB / BBB
M-10[6,7]	7,000,00(	FLT / MEZZ	4.44 / 4.58	37-77 / 37-90	March 2035	Ba1 / BBB- / BBB-
M-11[6,7]	10,000,000.0	FLT / MEZZ	4.40 / 4.42	37-77 / 37-83	March 2035	Ba2 / BB+ / BB+
Total						

(1) The Class A-I Certificates will be backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that conform to Fannie Mae and Freddie Mac loan limits. The Class A-II Certificates will be backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that may or may not conform to Fannie Mae and Freddie Mac loan limits. The Class M Certificates will be backed by all of the mortgage loans.

(2) The Offered Certificates will be subject to the Net WAC Rate Cap as described herein.

(3) Subject to a variance of +/- 5%.

(4) To 10% Optional Termination at the Pricing Speed.

(5) To maturity at the Pricing Speed.

(6) Beginning with the first Distribution Date after the Optional Termination Date, the certificate margin for each of the Class A Certificates will increase to *two times* (2x) each such Certificate's initial certificate margin and the certificate margin for each of the Class M Certificates will increase to *one-and-a-half times* (1.5x) each such Certificate's initial certificate margin.

(7) The Class M Certificates will not receive principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 20% CPR over 12 months and 20% CPR thereafter
Adjustable-Rate Mortgage Loans	2% CPR in month 1, building linearly (rounded to the nearest hundredth) to 30% CPR in month 12, remaining at 30% CPR until month 22, 50% CPR from month 23 to 27, and 35% CPR in month 28 and thereafter.

Transaction Overview

Trust:	Home Equity Mortgage Loan Asset-Backed Trust, Series INABS 2005-A
Depositor:	IndyMac ABS, Inc.
Seller and Master Servicer:	IndyMac Bank F.S.B.
Co-Lead Underwriters:	UBS Securities LLC and Morgan Stanley
Co-Managers:	Deutsche Bank Securities Inc. and Greenwich Capital Markets, Inc., Merrill Lynch
Trustee and Custodian:	[Deutsche Bank National Trust Company]
Class A Certificates:	The Class A-I Certificates and Class A-II Certificates.
Class A-I Certificates:	The Class A-I-1 and Class A-I-2 Certificates.
Class A-II Certificates:	The Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates.
Class M Certificates:	The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates, Class M-10 Certificates and Class M-11 Certificates.
Offered Certificates:	The Class A-II Certificates and Class M Certificates (other than the Class M-11 Certificates).
Non-offered Certificates	The Class A-I-1, Class A-I-2 and Class M-11 Certificates.
Retained Certificates:	The Class C Certificates, Class P Certificates and Class R Certificates.
Expected Pricing Date:	The week of February [21], 2005
Expected Closing Date:	On or about March [11], 2005
Legal Final Maturity Date:	March 2035. This date represents the Distribution Date occurring in the first month following the maturity date of the latest maturing Mortgage Loan.
Cut-off Date:	March 1, 2005
Record Date:	The close of business on the business day immediately preceding the related Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in April 2005.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Transaction Overview (Continued)

Due Period:	The Due Period with respect to any Distribution Date will commence on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date will be the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from March 1, 2005 and ending on the Determination Date of the calendar month in which such Distribution Date falls.
Interest Accrual Period:	Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on the basis of a 360-day year and the actual number of days elapsed. Each class of Certificates will initially settle flat (no accrued interest).

Collateral:

Mortgage Loans:

On the Closing Date a pool of adjustable-rate and fixed-rate, first lien, closed-end, subprime mortgage loans (the "Mortgage Loans") will be delivered to the trust. The Mortgage Loans will be separated into two groups. The "Group I Mortgage Loans" will have had principal balances at origination that conformed to Fannie Mae and Freddie Mac loan limits. The "Group II Mortgage Loans" will have had principal balances at origination that may or may not have conformed to Fannie Mae and Freddie Mac loan limits.

The information set forth herein, unless otherwise stated, is calculated as of the Cut-off Date with respect to a preliminary pool of Mortgage Loans expected to be delivered to the trust on the Closing Date (the "Statistical Pool"). The Statistical Pool consists of 3,598 Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $703,419,558. The Group I Mortgage Loans included in the Statistical Pool consist of approximately 2,873 Mortgage Loans totaling $502,076,831. The Group II Mortgage Loans included in the Statistical Pool consist of approximately 725 Mortgage Loans totaling $201,342,727.

The aggregate principal balances of the Mortgage Loans included in the trust on the Closing Date is expected to be approximately $750,000,000. It is expected that the aggregate scheduled principal balance of the Mortgage Loans delivered to each loan group of the trust on the Closing Date will not vary from the foregoing balances by more than plus or minus 5%.

The principal balances of the Mortgage Loans as of the Cut-off Date represent scheduled balances as of February 1, 2005.

Pre-Funding Accounts:

On the Closing Date, the Depositor will be required to deliver to the Trustee approximately $125,000,000, which will be held by the Trustee in a pre-funding account relating to the Group I Mortgage Loans (the "Group I Pre-Funding Account") and approximately $125,000,000 which will be held by the Trustee in another pre-funding account relating to the Group II Mortgage Loans (the "Group II Pre-Funding Account" and together with the Group I Pre-Funding Account, the "Pre-Funding Accounts").

The amount on deposit in the Pre-Funding Accounts will be used to purchase Mortgage Loans (the "Subsequent Mortgage Loans") during the 30-day period following the Closing Date (the "Funding Period"). Any amounts remaining in the Pre-Funding Accounts upon termination of the Funding Period will be distributed on the next Distribution Date to the holders of the related Class A Certificates in the manner set forth herein.

Interest Coverage Account:

On the Closing Date, the Depositor may pay to the Trustee for deposit in an interest coverage account relating to each loan group, an amount to be applied by the Trustee to cover a portion of certain shortfalls in the amount of interest generated by the assets of the trust attributable to the pre-funding feature during the funding period.

Transaction Overview (Continued)

Administrative Fees: The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum and the Trustee Fee calculated at the Trustee Fee Rate of 0.0002% per annum. The Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Servicing Advances: The Master Servicer will be required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. The Master Servicer will be entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.

Optional Termination: The Master Servicer (or if the Master Servicer fails to exercise its option, the NIMs Insurer, if any) will be permitted to purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.

Optional Termination Date: The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the sum of (i) the aggregate Cut-Off Date principal balance of the Mortgage Loans delivered on the Closing Date and (ii) the aggregate principal balance of the Subsequent Mortgage Loans as of their respective subsequent cut-off dates.

Minimum Denominations: $50,000 and integral multiples of $1 in excess thereof.

Taxation: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: It is expected that delivery of the certificates will be made in book-entry form through the Same-Day Funds Settlement System of The Depository Trust Company, which may include delivery through Clearstream, Société Anonyme or Euroclear System, on or about March [11], 2005 against payment therefore in immediately available funds.

ERISA Considerations: The Offered Certificates will be ERISA eligible as of the Closing Date. However, if you are a fiduciary of any retirement plan or other employee benefit arrangement subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended, you should consult with counsel as to whether you can buy or hold an Offered Certificate.

SMMEA Eligibility: Once the balances in the Pre-Funding Accounts have been reduced to zero, the Class A Certificates, Class M-1 Certificates, Class M-2, and Class M-3 Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA") for so long as they are rated not lower than the second highest rating category by one or more nationally recognized statistical rating organizations and, as such, will be legal investments for certain entities to the extent provided in SMMEA and applicable state laws.

Credit Enhancement

Credit Enhancement:

1) Excess Spread
2) Overcollateralization ("OC")
3) Subordination

Excess Spread:

The weighted average of the net mortgage rates of the Mortgage Loans may be greater than the weighted average of the Pass-Through Rates of the Class A Certificates and Class M Certificates, resulting in excess cash flow.

The monthly Excess Spread table is available at the end of this term sheet.

Overcollateralization Amount:

The Overcollateralization Amount with respect to any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period) plus any amounts on deposit in the Pre-Funding Accounts over (b) the sum of the aggregate Certificate Principal Balances of the Class A Certificates, Class M Certificates and Class P Certificates, after taking into account the distribution of principal on such Distribution Date.

Overcollateralization Target Amount:

With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to 2.00% of the aggregate principal balance, as of the Cut-off Date, of the Mortgage Loans delivered to the trust on the Closing Date Mortgage Loans plus amounts on deposit in the Pre-Funding Accounts on the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 4.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period) and (y) approximately $5,000,000 or (iii) if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Certificates will be fully funded on the Closing Date.

Overcollateralization Reduction Amount:

For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralization Increase Amount:

For any Distribution Date, will equal the lesser of (i) the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Distribution Date (calculated for this purpose only assuming 100% of the principal remittance amount on such Distribution Date has been distributed) and (ii) the Net Monthly Excess Cashflow for such Distribution Date.

Net Monthly Excess Cashflow:

For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the Senior Interest Distribution Amount distributable to the Class A Certificates, (ii) the Interest Distribution Amount distributable to the Class M Certificates and (iii) the principal remittance amount.

Credit Enhancement (Continued)

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) calculated after taking into account distributions of principal to the holders of certificates then entitled to distributions of principal on such Distribution Date by (y) the aggregate principal balance of the Mortgage Loans, as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period) and any amounts on deposit in the Pre-Funding Accounts.

CREDIT ENHANCEMENT PERCENTAGE

Certificate Class	Closing Date	After Stepdown Date
A	18.85%	37.70%
M-1	15.75%	31.50%
M-2	12.80%	25.60%
M-3	10.90%	21.80%
M-4	9.40%	18.80%
M-5	7.85%	15.70%
M-6	6.45%	12.90%
M-7	5.25%	10.50%
M-8	4.45%	8.90%
M-9	3.70%	7.40%
M-10	3.00%	6.00%
M-11	2.00%	4.00%

Stepdown Date:

The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in April 2008 and (B) the date that the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose without taking into account distributions of principal to the holders of the certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 37.70%.

Credit Enhancement (Continued)

Sequential Trigger Event: A Sequential Trigger Event is in effect on any Distribution Date (i) if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and any amounts on deposit in the Pre-Funding Accounts exceeds [2.50]%, or (ii) if, on or after the Distribution Date in April 2008, a Trigger Event is in effect.

Trigger Event: With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if:

(a) the percentage obtained by dividing (x) the aggregate principal amount of Mortgage Loans delinquent 60 days or more (including Mortgage Loans in foreclosure, Mortgage Loans with respect to which the related mortgaged properties have been acquired by the Trust and Mortgage Loans discharged due to bankruptcy) by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, equals or exceeds 41.00% of the prior period's Senior Enhancement Percentage.

"Senior Enhancement Percentage" means, for any distribution date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balances of the Class M, Class B and Class P certificates and (ii) the Overcollateralization Amount (in each case after taking into account the distributions of the related Principal Distribution Amount for that distribution date) by (y) the sum of the aggregate Stated Principal Balance of the mortgage loans for that distribution date and any amounts on deposit in the Pre-Funding Accounts; or

(b) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received through the last day of the related Due Period) divided by the sum of (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (ii) the amount deposited in the Pre-funding Accounts on the Closing Date, exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
April 2008 through May 2009	[2.50]%
April 2009 through May 2010	[4.00]%
April 2010 through May 2011	[5.25]%
April 2011 through May 2012	[5.75]%
April 2012 and thereafter	[6.00]%

Payment of Interest

Pass-Through Rate: The Pass-Through Rate on any Distribution Date with respect to each class of Certificates will equal the lesser of (a) the related Formula Rate for such distribution date and (b) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: The Formula Rate for each class of Certificates will equal the lesser of (a) 1-Month LIBOR as of the related LIBOR Determination Date plus the applicable certificate margin and (b) the Maximum Cap Rate.

Interest Distribution Amount: The Interest Distribution Amount for each of the Class A and Class M Certificates on any Distribution Date will be equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable Pass-Through Rate for such class and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls not covered by Compensating Interest and shortfalls resulting from the application of the Relief Act in each case to the extent such shortfalls are not allocated to interest accrued on the Class C Certificates.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount on any Distribution Date will be equal to the sum of the Interest Distribution Amount for such Distribution Date with respect to the Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date with respect to the Class A Certificates.

Interest Carry Forward Amount: For each of the Class A Certificates and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (A) the Interest Distribution Amount for such class with respect to the prior Distribution Date, plus any undistributed Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess accrued at the Pass-Through Rate for such class.

Expense Adjusted Net Mortgage Rate: The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan as of the first day of the related Due Period minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.

Expense Adjusted Net Maximum Mortgage Rate: The per annum rate equal to the weighted average of the maximum mortgage rates (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.

Interest Rate Corridor Contract: Because the majority of the adjustable-rate Mortgage Loans will accrue interest based on 6-month LIBOR, with most having delayed first adjustments, and because the Pass-Through Rates on the Certificates will be calculated based on 1-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise distributable to such Certificates in certain periods. Because the adjustable-rate Mortgage Loans are constrained by interim caps, such shortfalls may also occur if either 6-month or 1-month LIBOR rise rapidly.

To mitigate the risk of such Basis Risk Shortfalls, the Offered Certificates will have the benefit of two interest rate corridor contracts. The notional schedule and strike rates for the corridor contract are available at the end of this term sheet.

Payment of Interest (Continued)

Net WAC Rate Carryover Amount:	For any Distribution Date, the sum of (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, and (ii) the undistributed portion of any such amounts from the prior Distribution Date with interest accrued thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed first, from any payments received under the corridor contract, and second from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the distribution of any Net WAC Rate Carryover Amount.
Net WAC Rate Cap:	_Class A Certificates:_ The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, in the case of the Class A-I Certificates and the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans, in the case of the Class A-II Certificates, in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period. _Class M Certificates:_ The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the sum of the aggregate principal balance of each loan group and amounts on deposit in the related Pre-Funding Account, the current Certificate Principal Balance of the related Class A Certificates) of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).
Maximum Cap Rate:	The Maximum Cap Rate for any Distribution Date and each class of Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans.

Payment of Interest (Continued)

Interest Payment Priority:

On each Distribution Date, interest collected or advanced on the Mortgage Loans will be distributed in the following order of priority:

(i) from interest related to the Group I Mortgage Loans, to the holders of the Class A-I Certificates and Class A-I-2 Certificates the Senior Interest Distribution Amount related to such Certificates and from interest related to the Group II Mortgage Loans, to the holders of the Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, on a *pro rata* basis, the Senior Interest Distribution Amount related to such Certificates. Any interest related to a loan group remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the aggregate interest remaining, to the holders of the Class M-1 Certificates the Interest Distribution Amount for such class;

(iii) from the aggregate interest remaining, to the holders of the Class M-2 Certificates the Interest Distribution Amount for such class;

(iv) from the aggregate interest remaining, to the holders of the Class M-3 Certificates the Interest Distribution Amount for such class;

(v) from the aggregate interest remaining, to the holders of the Class M-4 Certificates the Interest Distribution Amount for such class;

(vi) from the aggregate interest remaining, to the holders of the Class M-5 Certificates the Interest Distribution Amount for such class;

(vii) from the aggregate interest remaining, to the holders of the Class M-6 Certificates the Interest Distribution Amount for such class;

(viii) from the aggregate interest remaining, to the holders of the Class M-7 Certificates the Interest Distribution Amount for such class;

(ix) from the aggregate interest remaining, to the holders of the Class M-8 Certificates the Interest Distribution Amount for such class;

(x) from the aggregate interest remaining, to the holders of the Class M-9 Certificates the Interest Distribution Amount for such class; and

(xi) from the aggregate interest remaining, to the holders of the Class M-10 Certificates the Interest Distribution Amount for such class.

(xii) from the aggregate interest remaining, to the holders of the Class M-11 Certificates the Interest Distribution Amount for such class.

Payment of Principal

Class A-I Principal Distribution Amount:	The Class A-I Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 62.30% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, minus approximately $3,568,829.
Class A-II Principal Distribution Amount:	The Class A-II Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 62.30% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, minus approximately $1,431,171.
Class M-1 Principal Distribution Amount:	The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of principal to the Class A-I and Class A-II Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 68.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.
Class M-2 Principal Distribution Amount:	The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 74.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

Payment of Principal (Continued)

Class M-3 Principal Distribution Amount:	The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 78.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.
Class M-4 Principal Distribution Amount:	The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 81.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.
Class M-5 Principal Distribution Amount:	The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 84.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

Payment of Principal (Continued)

Class M-6 Principal Distribution Amount:	The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 87.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.
Class M-7 Principal Distribution Amount:	The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.
Class M-8 Principal Distribution Amount:	The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

Payment of Principal (Continued)

Class M-9 Principal Distribution Amount:

The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates and Class M-8 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

Class M-10 Principal Distribution Amount:

The Class M-10 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

Class M-11 Principal Distribution Amount:

The Class M-11 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates and Class M-10 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, and Class M-10 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-11 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

Payment of Principal (Continued)

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, amounts collected in respect of principal on the Mortgage Loans will be distributed as follows:

(i) principal related to the Group I Mortgage Loans will be distributed first, to the holders of the Class A-I-1 and Class A-I-2 Certificates, concurrently on a pro rata basis, until the respective certificate principal balances thereof have been reduced to zero, provided, however, if a Sequential Trigger Event is in effect such principal will be distributed sequentially to the holders of the Class A-I-1 and Class A-I-2 Certificates, in that order, until the Certificate Principal Balance thereof has been reduced to zero and second, any such principal remaining will be distributed, after taking into account the amount distributed pursuant to clause (ii) below, sequentially to the holders of each class of Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, in that order, until the Certificate Principal Balances thereof have been reduced to zero;

(ii) principal related to the Group II Mortgage Loans, will be distributed first, *sequentially*, to the holders of the Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, in that order, until the Certificate Principal Balance of each respective class has been reduced to zero and second, any such principal remaining will be distributed, after taking into account the amount distributed pursuant to clause (i) above, to the holders of the Class A-I-1 and Class A-I-2 Certificates, concurrently, on a pro rata basis, until the respective certificate principal balances thereof have been reduced to zero, provided, however, if a Sequential Trigger Event is in effect such principal will be distributed sequentially to the holders of the Class A-I-1 and Class A-I-2 Certificates, in that order, until the Certificate Principal Balance thereof has been reduced to zero.

(iii) to the holders of the Class M-1 Certificates, any principal remaining after the distribution of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any principal remaining after the distribution of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any principal remaining after the distribution of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above until the Certificate Principal Balance thereof has been reduced to zero;

(xi) to the holders of the Class M-9 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) above until the Certificate Principal Balance thereof has been reduced to zero; and

(xii) to the holders of the Class M-10 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi) above until the Certificate Principal Balance thereof has been reduced to zero.

(xiii) to the holders of the Class M-11 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi) and (xii) above until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority (continued):

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, amounts collected or advanced in respect of principal will be distributed as follows:

(i)(a) principal related to the Group I Mortgage Loans will be distributed first, to the holders of the Class A-I-1 and Class A-I-2 Certificates, concurrently, up to the Class A-I Principal Distribution Amount, on a pro rata basis, until the respective certificate principal balances thereof have been reduced to zero, provided, however, if a Sequential Trigger Event is in effect such principal up to the Class A-I Principal Distribution Amount will be distributed sequentially to the holders of the Class A-I-1 and Class A-I-2 Certificates, in that order until the Certificate Principal Balance thereof has been reduced to zero and second,

Any principal related to the Group I Mortgage Loans remaining undistributed will be distributed sequentially to the holders of each class of Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, in that order up to an amount equal to the Class A-II Principal Distribution Amount remaining undistributed after taking into account the distribution of principal related to the Group II Mortgage Loans as described in (b) below, until the Certificate Principal Balances thereof has been reduced to zero.

(b) principal related to the Group II Mortgage Loans will be distributed first, *sequentially* to the holders of the Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, in that order, up to the class A-II Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero and second, any principal related to the Group II Mortgage Loans remaining undistributed will be distributed to the holders of the Class A-I-1 and Class A-I-2 Certificates, concurrently, up to the Class A-I Principal Distribution Amount remaining undistributed after taking into account the distribution in (a) above, on a pro rata basis, until the respective certificate *principal balances thereof have been reduced to zero, provided, however, if a Sequential* Trigger Event is in effect such principal will be distributed sequentially to the holders of the Class A-I-1 and Class A-I-2 Certificates, in that order until the Certificate Principal Balance thereof has been reduced to zero.

(ii) to the holders of the Class M-1 Certificates, any principal remaining after distribution of (i) above, up to the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any principal remaining after distribution of (i) and (ii) above, up to the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any principal remaining after distribution of (i), (ii) and (iii) above, up to the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any principal remaining after distribution of (i), (ii), (iii) and (iv) above, up to the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv) and (v) above, up to the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v) and (vi) above, up to the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi) and (vii), up to the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii), up to the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-9 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) (viii) and (ix), up to the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xi) to the holders of the Class M-10 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) (ix) and (x),up to the Class M-10 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xii) to the holders of the Class M-11 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi),up to the Class M-11 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Payment of Principal (Continued)

Allocation of Losses:

Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Overcollateralization Amount. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates after giving effect to Principal Distributions on such date exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, plus any amounts remaining in the Pre-funding Accounts, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-11, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described below.

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow will be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount to be distributed as part of the principal distributions described above and allocated *pro rata* between the loan groups based on the amount of principal received from each loan group;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

Payment of Principal (Continued)

Monthly Excess Cashflow Distributions (cont'd):

(xiii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xiv) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of the Class M-7 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xv) to the holders of the Class M-7 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xvi) to the holders of the Class M-8 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates; and

(xvii) to the holders of the Class M-8 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xviii) to the holders of the Class M-9 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xix) to the holders of the Class M-9 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xx) to the holders of the Class M-10 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxi) to the holders of the Class M-10 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxii) to the holders of the Class M-11 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxiii) to the holders of the Class M-11 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxiv) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Certificates any Net WAC Rate Carryover Amounts for such classes after taking into account any amounts received under the Corridor Contract; and

(xxv) to the holders of the Class C Certificates, Class R Certificates and Class P Certificates as provided in the Pooling and Servicing Agreement.

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by IndyMac Bank F.S.B. (the "Seller and Master Servicer"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Seller and Master Servicer. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBS). UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

Sensitivity Analysis

TO OPTIONAL TERMINATION

	PPA	50%	75%	100%	125%	150%
A-I-1	Avg Life	4.59	3.18	2.39	1.82	1.44
	First Payment Prd	1	1	1	1	1
	Last Payment Prd	153	104	77	60	35
A-I-2	Avg Life	4.59	3.18	2.39	1.82	1.44
	First Payment Prd	1	1	1	1	1
	Last Payment Prd	153	104	77	60	35
A-II-1	Avg Life	1.56	1.21	1.00	0.86	0.77
	First Payment Prd	1	1	1	1	1
	Last Payment Prd	33	24	20	17	14
A-II-2	Avg Life	6.06	4.11	3.00	2.16	1.82
	First Payment Prd	33	24	20	17	14
	Last Payment Prd	153	104	77	60	30
A-II-3	Avg Life	12.79	8.71	6.46	5.04	2.69
	First Payment Prd	153	104	77	60	30
	Last Payment Prd	153	104	77	60	34

Sensitivity Analysis

TO OPTIONAL TERMINATION (CONTINUED)

	PPA	50%	75%	100%	125%	150%
M-1	Avg Life	8.48	5.77	4.67	4.70	4.04
	First Payment Prd	50	38	43	51	48
	Last Payment Prd	153	104	77	60	48
M-2	Avg Life	8.48	5.77	4.59	4.34	4.04
	First Payment Prd	50	37	41	47	48
	Last Payment Prd	153	104	77	60	48
M-3	Avg Life	8.48	5.76	4.55	4.14	4.04
	First Payment Prd	55	37	40	44	47
	Last Payment Prd	153	104	77	60	48
M-4	Avg Life	8.48	5.76	4.52	4.05	3.90
	First Payment Prd	50	37	40	43	45
	Last Payment Prd	153	104	77	60	48
M-5	Avg Life	8.48	5.76	4.50	3.97	3.73
	First Payment Prd	50	37	39	41	42
	Last Payment Prd	153	104	77	60	48
M-6	Avg Life	8.48	5.76	4.49	3.91	3.61
	First Payment Prd	50	37	39	40	40
	Last Payment Prd	153	104	77	60	48
M-7	Avg Life	8.48	5.76	4.46	3.87	3.52
	First Payment Prd	50	37	38	39	39
	Last Payment Prd	153	104	77	60	48
M-8	Avg Life	8.48	5.76	4.46	3.83	3.46
	First Payment Prd	50	37	38	39	38
	Last Payment Prd	153	104	77	60	48
M-9	Avg Life	8.48	5.76	4.46	3.82	3.42
	First Payment Prd	50	37	38	38	38
	Last Payment Prd	153	104	77	60	48
M-10	Avg Life	8.48	5.76	4.44	3.78	3.38
	First Payment Prd	50	37	37	38	37
	Last Payment Prd	153	104	77	60	48
M-11	Avg Life	8.42	5.72	4.40	3.76	3.32
	First Payment Prd	50	37	37	38	36
	Last Payment Prd	153	104	77	60	48

Sensitivity Analysis

TO MATURITY

	PPA	50%	75%	100%	125%	150%
A-I-1	Avg Life	4.94	3.46	2.60	1.99	1.44
	First Payment Prd	1	1	1	1	1
	Last Payment Prd	312	244	189	151	135
A-II-1	Avg Life	4.94	3.46	2.60	1.99	1.44
	First Payment Prd	1	1	1	1	1
	Last Payment Prd	312	244	189	151	35
A-II-1	Avg Life	1.56	1.21	1.00	0.86	0.77
	First Payment Prd	1	1	1	1	1
	Last Payment Prd	33	24	20	17	14
A-II-2	Avg Life	6.07	4.12	3.00	2.16	1.82
	First Payment Prd	33	24	20	17	14
	Last Payment Prd	165	112	82	64	30
A-II-3	Avg Life	18.04	12.70	9.48	7.40	2.69
	First Payment Prd	165	112	82	64	30
	Last Payment Prd	307	235	181	144	34

Sensitivity Analysis

TO MATURITY (CONTINUED)

	PPA	50%	75%	100%	125%	150%
M-1	Avg Life	9.34	6.42	5.17	5.09	7.12
	First Payment Prd	50	38	43	51	65
	Last Payment Prd	272	199	151	119	122
M-2	Avg Life	9.32	6.39	5.07	4.71	5.02
	First Payment Prd	50	37	41	47	52
	Last Payment Prd	261	188	142	112	90
M-3	Avg Life	9.28	6.36	5.00	4.50	4.43
	First Payment Prd	50	37	40	44	47
	Last Payment Prd	250	179	135	106	85
M-4	Avg Life	9.25	6.33	4.95	4.38	4.17
	First Payment Prd	50	37	40	43	45
	Last Payment Prd	242	171	129	101	81
M-5	Avg Life	9.21	6.30	4.90	4.29	3.99
	First Payment Prd	50	37	39	41	42
	Last Payment Prd	233	164	123	96	77
M-6	Avg Life	9.15	6.25	4.86	4.20	3.85
	First Payment Prd	50	37	39	40	40
	Last Payment Prd	223	156	117	91	73
M-7	Avg Life	9.07	6.19	4.78	4.12	3.72
	First Payment Prd	50	37	38	39	39
	Last Payment Prd	211	147	110	85	69
M-8	Avg Life	8.99	6.13	4.73	4.04	3.63
	First Payment Prd	50	37	38	39	38
	Last Payment Prd	199	138	102	80	64
M-9	Avg Life	8.89	6.05	4.67	3.99	3.55
	First Payment Prd	50	37	38	38	38
	Last Payment Prd	189	130	97	75	60
M-10	Avg Life	8.75	5.95	4.58	3.89	3.46
	First Payment Prd	50	37	37	38	37
	Last Payment Prd	178	122	90	70	56
M-11	Avg Life	8.47	5.75	4.42	3.77	3.34
	First Payment Prd	50	37	37	38	36
	Last Payment Prd	165	112	83	64	52

Interest Rate Corridor Notional Schedule (Group I Certificates)

Period	Group I Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	N/A	N/A	N/A
2	575,526,054	6.74	10.00
3	569,870,317	6.52	10.00
4	562,760,631	6.74	10.00
5	554,198,132	6.52	10.00
6	544,202,428	6.52	10.00
7	532,797,925	6.74	10.00
8	520,025,553	6.52	10.00
9	505,929,699	6.74	10.00
10	490,602,018	6.52	10.00
11	474,134,283	6.52	10.00
12	457,624,252	7.21	10.00
13	441,197,679	6.52	10.00
14	425,199,867	6.73	10.00
15	409,654,012	6.51	10.00
16	394,540,232	6.73	10.00
17	379,821,554	6.51	10.00
18	365,518,188	6.51	10.00
19	351,571,246	6.72	10.00
20	338,022,509	6.51	10.00
21	324,666,357	6.72	10.00
22	305,543,337	6.50	10.00
23	286,588,364	7.83	10.00
24	266,573,237	8.79	10.00
25	247,390,081	8.41	10.00
26	229,346,778	8.71	10.00
27	215,840,088	8.42	10.00
28	203,330,507	8.68	10.00
29	192,508,926	8.84	10.00
30	182,199,584	8.87	10.00
31	172,231,156	9.31	10.00
32	162,595,516	9.02	10.00
33	153,276,414	9.31	10.00
34	144,263,274	9.03	10.00
35	135,545,516	9.48	10.00
36	N/A	N/A	N/A
37	118,980,030	9.70	10.00
38	N/A	N/A	N/A
39	118,980,030	9.69	10.00
40	N/A	N/A	N/A

Interest Rate Corridor Notional Schedule (Group II Certificates)

Period	Group II Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	N/A	N/A	N/A
2	230,823,424	6.60	10.00
3	228,582,157	6.38	10.00
4	225,742,091	6.60	10.00
5	222,303,463	6.38	10.00
6	218,273,251	6.38	10.00
7	213,659,299	6.59	10.00
8	208,476,399	6.38	10.00
9	202,745,417	6.59	10.00
10	196,494,502	6.38	10.00
11	189,800,559	6.38	10.00
12	183,075,471	7.06	10.00
13	176,393,838	6.38	10.00
14	169,885,491	6.59	10.00
15	163,563,326	6.37	10.00
16	157,421,968	6.58	10.00
17	151,456,195	6.37	10.00
18	145,660,942	6.37	10.00
19	140,005,017	6.58	10.00
20	134,512,160	6.37	10.00
21	128,848,724	6.58	10.00
22	120,838,616	6.44	10.00
23	112,942,217	7.83	10.00
24	104,628,138	8.75	10.00
25	96,704,546	8.40	10.00
26	89,401,996	8.69	10.00
27	83,953,873	8.39	10.00
28	78,895,716	8.69	10.00
29	74,528,599	8.88	10.00
30	70,350,064	8.90	10.00
31	66,312,592	9.36	10.00
32	62,412,919	9.07	10.00
33	58,644,031	9.36	10.00
34	55,001,649	9.15	10.00
35	51,481,280	9.61	10.00
36	N/A	N/A	N/A
37	44,799,462	9.84	10.00
38	N/A	N/A	N/A
39	44,799,462	9.83	10.00
40	NA	NA	NA

Interest Rate Corridor Notional Schedule (Mezzanine Certificates)

Period	Mezzanine Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	N/A	N/A	N/A
2	168,500,000	6.70	10.00
3	168,500,000	6.48	10.00
4	168,500,000	6.70	10.00
5	168,500,000	6.48	10.00
6	168,500,000	6.48	10.00
7	168,500,000	6.70	10.00
8	168,500,000	6.48	10.00
9	168,500,000	6.70	10.00
10	168,500,000	6.48	10.00
11	168,500,000	6.48	10.00
12	168,500,000	7.17	10.00
13	168,500,000	6.48	10.00
14	168,500,000	6.69	10.00
15	168,500,000	6.47	10.00
16	168,500,000	6.69	10.00
17	168,500,000	6.47	10.00
18	168,500,000	6.47	10.00
19	168,500,000	6.68	10.00
20	168,500,000	6.47	10.00
21	168,500,000	6.68	10.00
22	168,500,000	6.49	10.00
23	168,500,000	7.83	10.00
24	168,500,000	8.78	10.00
25	168,500,000	8.41	10.00
26	168,500,000	8.71	10.00
27	168,500,000	8.41	10.00
28	168,500,000	8.69	10.00
29	168,500,000	8.85	10.00
30	168,500,000	8.88	10.00
31	168,500,000	9.32	10.00
32	168,500,000	9.03	10.00
33	168,500,000	9.32	10.00
34	168,500,000	9.06	10.00
35	168,500,000	9.52	10.00
36	N/A	N/A	N/A
37	168,500,000	9.74	10.00
38	N/A	N/A	N/A
39	153,546,816	9.73	10.00
40	N/A	N/A	N/A

Effective Net WAC Rate Cap (%) for Group I Certificates

Period	Effective NWC [1], [2], [3] (%)	Period	Effective NWC [1], [2], [3] (%)	Period	Effective NWC [1], [2], [3] (%)
1	NA	35	10.00	69	10.20
2	10.00	36	10.21	70	9.85
3	10.00	37	10.00	71	9.82
4	10.00	38	10.03	72	10.84
5	10.00	39	10.00	73	9.77
6	10.00	40	10.00	74	10.07
7	10.00	41	10.09	75	9.71
8	10.00	42	10.12	76	10.01
9	10.00	43	10.59	77	9.66
10	10.00	44	10.24		
11	10.00	45	10.56		
12	10.00	46	10.22		
13	10.00	47	10.28		
14	10.00	48	11.38		
15	10.00	49	10.29		
16	10.00	50	10.62		
17	10.00	51	10.25		
18	10.00	52	10.58		
19	10.00	53	10.22		
20	10.00	54	10.21		
21	10.00	55	10.53		
22	10.00	56	10.17		
23	10.00	57	10.48		
24	10.00	58	10.13		
25	10.00	59	10.11		
26	10.00	60	11.18		
27	10.00	61	10.07		
28	10.00	62	10.38		
29	10.00	63	10.02		
30	10.00	64	10.33		
31	10.00	65	9.97		
32	10.00	66	9.95		
33	10.00	67	10.25		
34	10.00	68	9.90		

(1) Assumes 1M LIBOR, 6M LIBOR , 12M LIBOR and 1YR CMT increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.
(3) Adjusted to actual/360.

Effective Net WAC Rate Cap (%) for Group II Certificates

Period	Effective NWC (1), (2), (3) (%)	Period	Effective NWC (1), (2), (3) (%)	Period	Effective NWC (1), (2), (3) (%)
1	NA	35	10.00	69	10.59
2	10.00	36	10.35	70	10.23
3	10.00	37	10.00	71	10.21
4	10.00	38	10.18	72	11.27
5	10.00	39	10.00	73	10.16
6	10.00	40	10.20	74	10.47
7	10.00	41	10.31	75	10.11
8	10.00	42	10.33	76	10.42
9	10.00	43	10.83	77	10.06
10	10.00	44	10.47		
11	10.00	45	10.80		
12	10.00	46	10.48		
13	10.00	47	10.58		
14	10.00	48	11.72		
15	10.00	49	10.61		
16	10.00	50	10.95		
17	10.00	51	10.58		
18	10.00	52	10.93		
19	10.00	53	10.56		
20	10.00	54	10.55		
21	10.00	55	10.88		
22	10.00	56	10.51		
23	10.00	57	10.83		
24	10.00	58	10.48		
25	10.00	59	10.46		
26	10.00	60	11.57		
27	10.00	61	10.43		
28	10.00	62	10.76		
29	10.00	63	10.39		
30	10.00	64	10.71		
31	10.00	65	10.35		
32	10.00	66	10.32		
33	10.00	67	10.64		
34	10.00	68	10.28		

(1) Assumes 1M LIBOR, 6M LIBOR , 12M LIBOR and 1YR CMT increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.
(3) Adjusted to actual/360.

Effective Net WAC Rate Cap (%) for Class M Certificates

Period	Effective NWC [(1), (2), (3)] (%)	Period	Effective NWC [(1), (2), (3)] (%)	Period	Effective NWC [(1), (2), (3)] (%)
1	10.00	35	10.00	69	10.31
2	10.00	36	10.25	70	9.95
3	10.00	37	10.00	71	9.92
4	10.00	38	10.07	72	10.96
5	10.00	39	10.00	73	9.87
6	10.00	40	10.06	74	10.18
7	10.00	41	10.15	75	9.82
8	10.00	42	10.18	76	10.12
9	10.00	43	10.66	77	9.77
10	10.00	44	10.31		
11	10.00	45	10.63		
12	10.00	46	10.29		
13	10.00	47	10.37		
14	10.00	48	11.48		
15	10.00	49	10.38		
16	10.00	50	10.71		
17	10.00	51	10.34		
18	10.00	52	10.68		
19	10.00	53	10.32		
20	10.00	54	10.30		
21	10.00	55	10.63		
22	10.00	56	10.26		
23	10.00	57	10.58		
24	10.00	58	10.23		
25	10.00	59	10.20		
26	10.00	60	11.29		
27	10.00	61	10.17		
28	10.00	62	10.49		
29	10.00	63	10.12		
30	10.00	64	10.44		
31	10.00	65	10.07		
32	10.00	66	10.05		
33	10.00	67	10.36		
34	10.00	68	10.00		

(1) Assumes 1M LIBOR, 6M LIBOR , 12M LIBOR and 1YR CMT increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included..
(3) Adjusted to actual/360.

Excess Spread Table[(1), (2),(3)]

Period	FWD 1ML (%)	FWD 6ML (%)	FWD 1YR CMT (%)	FWD 12ML (%)	Static LIBOR (%)	FWD LIBOR (%)
1	2.8984	3.3537	3.1923	3.6325	0.66	0.22
2	3.0490	3.4501	3.2594	3.7213	3.79	3.35
3	3.2061	3.5811	3.3168	3.8044	3.69	3.08
4	3.2573	3.6705	3.3659	3.8770	3.79	3.14
5	3.4158	3.7731	3.4095	3.9448	3.69	2.86
6	4.1566	3.8403	3.4525	3.9979	3.69	2.11
7	3.4689	3.8468	3.5035	4.0211	3.78	2.93
8	3.8233	3.9248	3.5596	4.0778	3.68	2.45
9	3.7349	3.9569	3.6234	4.1097	3.78	2.67
10	3.8631	4.0098	3.6931	4.1509	3.68	2.40
11	3.8128	4.0402	3.7648	4.1795	3.67	2.45
12	4.1949	4.0772	3.8336	4.2105	3.96	2.51
13	3.9299	4.1164	3.8974	4.2431	3.66	2.32
14	4.0123	4.1494	3.9490	4.2711	3.75	2.38
15	4.0474	4.1798	3.9911	4.2974	3.65	2.19
16	4.0425	4.2077	4.0233	4.3220	3.74	2.34
17	4.0311	4.2333	4.0457	4.3449	3.64	2.20
18	4.4258	4.2570	4.0590	4.3664	3.63	1.80
19	4.1245	4.2818	4.0667	4.3889	3.73	2.25
20	4.1916	4.3035	4.0654	4.4088	3.62	2.03
21	4.2120	4.3246	4.0592	4.4281	3.72	2.16
22	4.1934	4.3449	4.0495	4.4469	3.62	2.04
23	4.1711	4.3642	4.0383	4.4651	4.06	3.15
24	4.5720	4.3825	4.0281	4.4828	4.37	3.30
25	4.2527	4.4019	4.0226	4.5018	4.22	3.52
26	4.3160	4.4189	4.0198	4.5191	4.31	3.61
27	4.3315	4.4357	4.0212	4.5365	4.20	3.43
28	4.3071	4.4522	4.0267	4.5538	4.29	3.59
29	4.2790	4.4685	4.0360	4.5709	4.17	3.52
30	4.6858	4.4847	4.0491	4.5879	4.16	3.11
31	4.3532	4.5026	4.0774	4.6182	4.25	3.60
32	4.4150	4.5195	4.0869	4.6235	4.14	3.38
33	4.4288	4.5367	4.1098	4.6409	4.23	3.51
34	4.4030	4.5540	4.1454	4.6702	4.14	3.41

Period	FWD 1ML (%)	FWD 6ML (%)	FWD 1YR CMT (%)	FWD 12ML (%)	Static LIBOR (%)	FWD LIBOR (%)
35	4.3744	4.5712	4.1613	4.6756	4.14	3.49
36	4.7914	4.5882	4.1884	4.6927	4.36	3.46
37	4.4524	4.6295	4.2168	4.7111	4.14	3.46
38	4.5164	4.6231	4.2442	4.7282	4.23	3.51
39	4.5309	4.6399	4.2718	4.7453	4.16	3.36
40	4.5044	4.6798	4.2996	4.7621	4.26	3.56
41	4.4744	4.6732	4.3275	4.7787	4.17	3.47
42	5.0343	4.6897	4.3557	4.7947	4.17	2.92
43	4.4148	4.6842	4.3749	4.7997	4.27	3.69
44	4.6153	4.7240	4.4252	4.8391	4.16	3.33
45	4.7659	4.7406	4.4427	4.8419	4.26	3.34
46	4.4654	4.7337	4.4596	4.8443	4.16	3.47
47	4.5714	4.7726	4.5073	4.8820	4.16	3.39
48	5.0023	4.7875	4.5199	4.8822	4.45	3.49
49	4.6490	4.8027	4.5422	4.8949	4.14	3.32
50	4.7130	4.8399	4.5607	4.9057	4.24	3.41
51	4.7251	4.8287	4.5763	4.9161	4.13	3.22
52	4.6942	4.8404	4.5890	4.9258	4.22	3.41
53	4.6592	4.8751	4.5984	4.9351	4.12	3.31
54	5.0918	4.8605	4.6044	4.9440	4.11	2.87
55	4.8678	4.8700	4.6082	4.9538	4.20	3.26
56	4.6469	4.8541	4.6086	4.9632	4.10	3.29
57	4.7938	4.8855	4.6060	4.9724	4.19	3.31
58	4.8984	4.8929	4.6021	4.9824	4.09	3.02
59	4.5733	4.8763	4.5973	4.9933	4.08	3.33
60	5.1480	4.9083	4.5914	5.0045	4.37	3.30
61	4.7741	4.9179	4.5869	5.0180	4.06	3.11
62	4.8315	4.9522	4.5819	5.0317	4.16	3.22
63	4.8373	4.9387	4.5774	5.0464	4.05	3.03
64	4.8006	4.9508	4.5733	5.0619	4.14	3.22
65	4.7616	4.9888	4.5696	5.0778	4.04	3.12
66	5.2046	4.9785	4.5661	5.0941	4.03	2.67
67	4.9755	4.9952	4.5639	5.1115	4.12	3.07
68	4.7523	4.9877	4.5620	5.1284	4.01	3.10

(1) Assumes the pricing Speeds

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees and monthly rebates payable to borrowers), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period, such amount multiplied by 12

Excess Spread Table (continued)(1), (2),(3)

Period	FWD 1ML (%)	FWD 6ML (%)	FWD 1YR CMT (%)	FWD 12ML (%)	Static LIBOR (%)	FWD LIBOR (%)
69	4.9085	5.0299	4.5607	5.1447	4.11	3.10
70	5.0238	5.0479	4.5611	5.1609	4.00	2.80
71	4.7014	5.0411	4.5632	5.1766	4.00	3.13
72	5.3025	5.0832	4.5670	5.1908	4.30	3.10
73	4.9314	5.1004	4.5739	5.2051	4.00	2.92
74	5.0004	5.1410	4.5943	5.2306	4.10	3.02
75	5.0147	5.1305	4.5939	5.2293	4.00	2.83
76	4.9837	5.1440	4.6075	5.2401	4.10	3.03
77	4.9483	5.1816	4.6353	5.2632	4.01	2.94

(1) Assumes the pricing Speeds
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees and monthly rebates payable to borrowers), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period, such amount multiplied by 12

The Mortgage Loans (All Collateral)

Collateral Summary

Statistics listed below and in the tables following are for the Mortgage Loans included in the Statistical Pool and are based on the Statistical Cut-Off Date balance.

	Summary
Total Scheduled Principal Balance:	$703,419,558
Number of Mortgage Loans	3,598
Average Scheduled Principal Balance:	$195,503
Weighted Average Gross Coupon:	7.208%
Weighted Average Net Coupon:	6.708%
Weighted Average Original FICO Score:	624
Weighted Average Original LTV Ratio[1]:	77.32%
Weighted Average Stated Remaining Term:	357
Weighted Average Seasoning	1 month
Weighted Average Months to Next Adjustment:	24 months
Weighted Average Gross Margin[2]:	5.279%
Weighted Average Initial Rate Cap[2]:	2.905%
Weighted Average Periodic Rate Cap[2]:	1.022%
Weighted Average Gross Maximum Lifetime Rate[2]:	13.459%
Weighted Average Gross Minimum Lifetime Rate[2]:	5.340%
Interest Only:	20.00%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

(2) ARM Loans only

THE TOTAL MORTGAGE LOANS (ALL COLLATERAL)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
50,000 or less	187	6,966,592	0.99	37,255	9.2041	71.40	585	70.16	32.35
50,001 - 100,000	555	42,677,091	6.07	76,896	8.3880	76.43	602	64.88	36.04
100,001 - 150,000	757	94,971,075	13.50	125,457	7.7321	77.68	610	62.30	38.07
150,001 - 200,000	687	120,866,718	17.18	175,934	7.3643	76.72	615	54.95	38.96
200,001 - 250,000	468	105,360,640	14.98	225,130	7.2050	76.38	614	52.76	39.68
250,001 - 300,000	350	96,948,180	13.78	276,995	6.9983	76.48	624	49.32	41.59
300,001 - 350,000	226	73,359,732	10.43	324,601	6.8752	79.15	636	42.52	41.51
350,001 - 400,000	157	59,148,552	8.41	376,742	6.8668	79.79	641	39.94	40.14
400,001 - 450,000	86	36,795,640	5.23	427,856	6.5638	77.54	651	42.67	40.10
450,001 - 500,000	72	34,497,599	4.90	479,133	6.5502	78.09	648	41.49	40.57
500,001 - 550,000	17	8,878,358	1.26	522,256	6.4400	78.79	672	46.72	38.43
550,001 - 600,000	18	10,366,694	1.47	575,927	6.6037	76.77	646	77.66	38.73
600,001 - 650,000	9	5,766,952	0.82	640,772	6.6799	76.38	652	55.77	38.73
650,001 - 700,000	5	3,396,735	0.48	679,347	6.5780	72.92	662	61.00	44.60
700,001 - 750,000	2	1,472,000	0.21	736,000	5.8709	78.94	741	50.27	18.25
900,001 - 950,000	1	947,000	0.13	947,000	6.7500	72.85	698	100.00	53.34
950,001 - 1,000,000	1	1,000,000	0.14	1,000,000	6.6250	74.07	652	100.00	44.19
Total:	**3,598**	**703,419,558**	**100.00**	**195,503**	**7.2081**	**77.32**	**624**	**52.11**	**39.57**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
3.001 - 3.500	1	104,000	0.01	104,000	3.2500	80.00	717	0.00	49.42
3.501 - 4.000	1	180,000	0.03	180,000	3.7500	80.00	644	100.00	49.39
4.001 - 4.500	19	4,969,768	0.71	261,567	4.4185	61.58	728	87.93	41.51
4.501 - 5.000	68	18,720,714	2.66	275,305	4.8846	68.59	711	87.93	38.29
5.001 - 5.500	152	39,347,657	5.59	258,866	5.3480	74.98	671	67.36	39.20
5.501 - 6.000	317	80,867,481	11.50	255,102	5.8451	75.24	667	58.96	39.98
6.001 - 6.500	444	102,897,065	14.63	231,750	6.3344	78.03	644	53.50	40.49
6.501 - 7.000	543	124,417,002	17.69	229,129	6.8050	78.33	630	45.97	40.54
7.001 - 7.500	470	90,697,882	12.89	192,974	7.3306	79.39	619	50.79	39.55
7.501 - 8.000	454	84,098,400	11.96	185,239	7.8068	80.68	607	42.03	38.48
8.001 - 8.500	326	53,748,532	7.64	164,873	8.3182	82.49	595	42.97	38.55
8.501 - 9.000	260	34,766,744	4.94	133,718	8.8032	79.47	581	46.70	39.14
9.001 - 9.500	159	20,258,463	2.88	127,412	9.3157	76.19	573	45.31	37.59
9.501 - 10.000	125	15,531,632	2.21	124,253	9.8141	70.27	554	50.81	39.33
10.001 - 10.500	86	12,466,854	1.77	144,963	10.3167	69.50	542	63.46	38.87
10.501 - 11.000	66	7,954,198	1.13	120,518	10.8163	65.54	534	74.30	38.87
11.001 - 11.500	55	6,685,602	0.95	121,556	11.2982	63.74	533	66.84	40.54
11.501 - 12.000	33	4,033,034	0.57	122,213	11.8109	58.82	525	53.37	39.39
12.001 - 12.500	15	1,324,430	0.19	88,295	12.1850	61.01	520	62.27	37.72
12.501 - 13.000	3	201,600	0.03	67,200	12.9337	53.59	533	23.31	32.26
13.501 - 14.000	1	148,500	0.02	148,500	13.7500	55.00	500	0.00	38.32
Total:	**3,598**	**703,419,558**	**100.00**	**195,503**	**7.2081**	**77.32**	**624**	**52.11**	**39.57**

DISTRIBUTION BY FICO

Fico Score	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
N/A	14	1,710,010	0.24	122,144	10.0113	69.14	500	73.51	40.26
501 - 520	227	36,159,378	5.14	159,292	9.2439	70.28	510	77.86	41.04
521 - 540	275	45,515,467	6.47	165,511	8.8947	70.95	530	61.38	40.53
541 - 560	332	55,269,855	7.86	166,475	8.1799	73.52	551	71.55	39.46
561 - 580	281	48,227,858	6.86	171,629	7.6973	76.48	571	67.19	39.43
581 - 600	458	85,679,567	12.18	187,073	7.2542	76.53	590	63.86	40.02
601 - 620	424	80,615,995	11.46	190,132	6.9052	77.82	610	55.00	39.92
621 - 640	353	70,115,897	9.97	198,629	6.8271	79.03	630	50.83	40.00
641 - 660	356	75,694,028	10.76	212,624	6.8349	80.18	650	35.84	39.78
661 - 680	278	60,569,069	8.61	217,874	6.7062	81.19	670	31.20	39.90
681 - 700	199	45,552,679	6.48	228,908	6.5513	80.54	690	32.33	38.55
701 - 720	144	34,698,892	4.93	240,965	6.4022	82.04	710	32.55	40.16
721 - 740	91	22,954,370	3.26	252,246	6.3180	77.91	730	42.61	38.64
741 - 760	66	15,828,586	2.25	239,827	6.1367	79.21	750	51.29	34.68
761 - 780	64	16,515,164	2.35	258,049	5.9326	75.49	769	53.11	35.84
781 - 800	25	6,089,552	0.87	243,582	5.9500	73.62	788	52.43	35.51
801 - 820	11	2,223,189	0.32	202,108	6.0082	61.57	808	30.34	35.93
Total:	**3,598**	**703,419,558**	**100.00**	**195,503**	**7.2081**	**77.32**	**624**	**52.11**	**39.57**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
First Lien	3,598	703,419,558	100.00	195,503	7.2081	77.32	624	52.11	39.57
Total	**3,598**	**703,419,558**	**100.00**	**195,503**	**7.2081**	**77.32**	**624**	**52.11**	**39.57**

DISTRIBUTION BY ORIGINAL LTV

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
50.00 or below	173	24,425,366	3.47	141,187	7.4622	40.64	606	50.00	36.32
50.01 - 55.00	81	14,383,906	2.04	177,579	8.1929	53.35	593	52.52	40.14
55.01 - 60.00	112	23,252,667	3.31	207,613	7.3107	57.87	600	62.58	39.72
60.01 - 65.00	179	37,297,658	5.30	208,367	7.0969	63.30	603	64.54	39.33
65.01 - 70.00	330	62,146,523	8.83	188,323	8.0516	68.85	587	67.16	39.59
70.01 - 75.00	306	65,245,479	9.28	213,221	7.0867	73.93	606	55.02	41.95
75.01 - 80.00	1395	282,370,307	40.14	202,416	6.7731	79.71	642	49.83	40.08
80.01 - 85.00	332	65,878,620	9.37	198,430	7.3823	84.31	610	47.22	38.26
85.01 - 90.00	492	91,288,825	12.98	185,546	7.5249	89.64	634	47.16	38.11
90.01 - 95.00	131	25,101,365	3.57	191,613	7.6028	94.65	640	44.52	39.79
95.01 - 100.00	67	12,028,842	1.71	179,535	7.9910	99.73	680	37.41	38.69
Total:	**3,598**	**703,419,558**	**100.00**	**195,503**	**7.2081**	**77.32**	**624**	**52.11**	**39.57**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Alternate	1	130,170	0.02	130,170	6.8800	90.00	662	0.00	33.93
Express	5	1,019,927	0.14	203,985	5.2354	51.27	771	0.00	22.60
Full	2026	366,567,089	52.11	180,931	7.0941	76.37	610	100.00	39.88
Limited Income & Asset	90	19,850,401	2.82	220,560	7.0109	78.65	632	0.00	38.22
No Doc	10	1,582,691	0.22	158,269	6.4866	77.77	702	0.00	0.00
No Income No Asset	3	598,901	0.09	199,634	6.6628	95.00	671	0.00	0.00
No Ratio	3	930,222	0.13	310,074	5.9180	72.49	673	0.00	0.00
Stated Doc	1460	312,740,157	44.46	214,206	7.3693	78.41	640	0.00	39.36
Total:	**3,598**	**703,419,558**	**100.00**	**195,503**	**7.2081**	**77.32**	**624**	**52.11**	**39.57**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Cash Out Refi	2,090	408,583,616	58.09	195,495	7.3435	74.18	604	57.95	39.67
Purchase	1331	259,526,659	36.90	194,986	6.9891	82.45	657	41.85	39.52
Rate & Term Refi	177	35,309,283	5.02	199,487	7.2510	75.92	630	60.01	38.71
Total:	**3,598**	**703,419,558**	**100.00**	**195,503**	**7.2081**	**77.32**	**624**	**52.11**	**39.57**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Owner Occupied	3,196	644,715,554	91.65	201,726	7.1323	76.92	622	54.16	40.06
Investor Occupied	359	49,393,557	7.02	137,587	8.0452	82.16	660	28.53	32.89
Second Home	43	9,310,447	1.32	216,522	8.0166	79.67	628	35.40	41.18
Total:	**3,598**	**703,419,558**	**100.00**	**195,503**	**7.2081**	**77.32**	**624**	**52.11**	**39.57**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Single Family Residence	2,668	510,482,727	72.57	191,335	7.1946	77.04	621	54.42	39.45
PUD	335	73,317,080	10.42	218,857	7.1970	80.55	627	51.07	41.12
2 Family	175	39,773,368	5.65	227,276	7.1739	76.12	636	39.97	41.44
Condo	219	38,854,868	5.52	177,419	7.2709	77.99	638	45.34	39.38
Townhouse	95	14,278,084	2.03	150,296	7.8061	76.58	593	56.19	38.27
3 Family	36	11,077,180	1.57	307,699	6.7483	68.89	640	51.72	39.23
4 Family	44	9,973,934	1.42	226,680	7.4179	79.73	689	18.94	29.19
High Rise Condo	26	5,662,318	0.80	217,781	7.3945	78.99	660	38.19	40.51
Total:	**3,598**	**703,419,558**	**100.00**	**195,503**	**7.2081**	**77.32**	**624**	**52.11**	**39.57**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
180 or less	57	7,777,266	1.11	136,443	6.3941	59.74	635	42.45	34.59
181 - 240	3	222,617	0.03	74,206	6.9331	57.92	663	12.11	37.91
301 - 360	3,538	695,419,676	98.86	196,557	7.2173	77.52	624	52.23	39.63
Total:	**3,598**	**703,419,558**	**100.00**	**195,503**	**7.2081**	**77.32**	**624**	**52.11**	**39.57**

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
15YR Balloon	4	445,018	0.06	111,255	7.2772	45.93	638	34.34	35.97
15YR Fixed	52	7,207,447	1.02	138,605	6.3486	60.24	633	41.96	34.50
15YR Fixed -120 MONTH IO	1	124,800	0.02	124,800	5.8750	80.00	713	100.00	34.51
2/ 6 MONTH LIBOR	2,280	412,612,838	58.66	180,971	7.6213	78.14	608	50.40	39.39
2/ 6 MONTH LIBOR - 24 MONTH IO	449	117,793,246	16.75	262,346	6.5217	78.72	658	44.62	41.30
30YR Fixed	547	108,729,484	15.46	198,774	6.6310	74.43	647	66.31	39.09
30YR Fixed -120 MONTH IO	35	10,069,077	1.43	287,688	6.0758	75.73	707	56.61	39.52
3/ 6 MONTH LIBOR	97	17,927,179	2.55	184,816	7.2793	75.39	608	47.25	38.51
3/ 6 MONTH LIBOR - 36 MONTH IO	41	11,021,359	1.57	268,814	6.3822	79.16	636	53.40	40.00
3/1 ARM 1 YR CMT	77	13,787,806	1.96	179,062	7.5889	76.48	595	53.57	39.18
3/1 ARM 1 YR CMT - 36 MONTH IO	1	140,000	0.02	140,000	6.8750	80.00	698	100.00	47.12
5/ 6 MONTH LIBOR	2	557,650	0.08	278,825	4.9791	67.41	679	100.00	38.17
5/ 6 MONTH LIBOR - 60 MONTH IO	3	771,100	0.11	257,033	5.4163	76.77	650	100.00	37.65
5/1 ARM 1 YR LIBOR	5	944,012	0.13	188,802	5.3288	69.37	610	48.87	30.54
5/1 ARM 1 YR LIBOR - 60 MONTH IO	3	768,541	0.11	256,180	5.4598	80.40	608	100.00	30.51
7/1 ARM 1 YR CMT	1	520,000	0.07	520,000	5.6250	80.00	732	100.00	33.97
Total:	**3,598**	**703,419,558**	**100.00**	**195,503**	**7.2081**	**77.32**	**624**	**52.11**	**39.57**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
0	983	197,542,023	28.08	200,958	7.4472	77.21	628	49.14	39.63
12	155	33,777,429	4.80	217,919	7.5272	78.86	620	50.76	39.27
24	1,785	340,389,927	48.39	190,695	7.2362	78.18	619	49.69	39.84
36	672	131,156,052	18.65	195,173	6.6981	74.86	635	63.34	38.83
60	3	554,127	0.08	184,709	5.9430	77.55	716	22.52	42.30
Total:	**3,598**	**703,419,558**	**100.00**	**195,503**	**7.2081**	**77.32**	**624**	**52.11**	**39.57**

DISTRIBUTION BY INITIAL PERIOD RATE CAP

Initial Period Rate Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
1.001 - 1.500	5	1,245,064	0.22	249,013	6.3998	84.33	628	48.83	38.28
1.501 - 2.000	252	59,336,682	10.29	235,463	6.8286	80.42	637	46.35	41.33
2.501 - 3.000	2691	513,556,873	89.03	190,842	7.4206	77.86	616	49.82	39.58
4.501 - 5.000	8	1,451,612	0.25	181,451	5.3472	74.04	611	66.75	33.19
5.501 - 6.000	3	1,253,500	0.22	417,833	5.2659	78.26	760	41.48	32.92
Total:	**2,959**	**576,843,731**	**100.00**	**194,945**	**7.3476**	**78.13**	**618**	**49.49**	**39.73**

DISTRIBUTION BY PERIODIC RATE CAP

Subsequent Period Rate Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
0.501 - 1.000	2,892	563,543,395	97.69	194,863	7.3591	78.17	618	49.51	39.76
1.001 - 1.500	7	1,754,371	0.30	250,624	6.3037	80.43	620	37.73	39.46
1.501 - 2.000	60	11,545,966	2.00	192,433	6.9466	75.96	620	50.19	38.40
Total:	**2,959**	**576,843,731**	**100.00**	**194,945**	**7.3476**	**78.13**	**618**	**49.49**	**39.73**

DISTRIBUTION BY GROSS MARGIN

Gross Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
4.000 or below	31	7,478,675	1.30	241,248	5.5681	76.94	665	56.02	33.19
4.001 - 4.500	374	79,564,428	13.79	212,739	6.6299	80.17	607	94.26	40.45
4.501 - 5.000	886	199,280,455	34.55	224,922	6.9386	79.57	632	35.11	40.60
5.001 - 5.500	622	115,057,074	19.95	184,979	7.2078	79.30	627	43.53	39.47
5.501 - 6.000	417	77,152,734	13.37	185,019	7.5836	78.33	619	35.38	39.24
6.001 - 6.500	281	48,046,950	8.33	170,986	8.3186	74.55	603	62.20	36.83
6.501 - 7.000	261	40,008,633	6.94	153,290	9.2890	70.35	570	57.10	40.43
7.001 - 7.500	70	8,314,700	1.44	118,781	9.7582	68.11	573	58.99	39.51
7.501 - 8.000	15	1,707,582	0.30	113,839	10.2563	63.98	578	62.30	40.89
8.001 - 8.500	1	190,000	0.03	190,000	8.6250	84.82	545	100.00	26.56
8.501 - 9.000	1	42,500	0.01	42,500	12.1250	47.22	524	100.00	24.65
Total:	**2,959**	**576,843,731**	**100.00**	**194,945**	**7.3476**	**78.13**	**618**	**49.49**	**39.73**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
9.001 - 9.500	1	104,000	0.02	104,000	3.2500	80.00	717	0.00	49.42
9.501 - 10.000	2	328,907	0.06	164,454	4.3159	58.87	631	100.00	33.11
10.001 - 10.500	11	2,321,500	0.40	211,045	5.0040	75.59	625	68.88	35.51
10.501 - 11.000	21	5,421,055	0.94	258,145	4.9648	76.00	678	75.10	39.44
11.001 - 11.500	87	22,410,662	3.89	257,594	5.3901	78.08	664	57.41	41.82
11.501 - 12.000	163	40,613,334	7.04	249,162	5.8235	75.98	660	56.22	40.74
12.001 - 12.500	324	75,145,820	13.03	231,932	6.2821	77.94	642	54.78	40.32
12.501 - 13.000	459	104,440,804	18.11	227,540	6.6870	77.96	634	52.24	40.21
13.001 - 13.500	435	87,109,942	15.10	200,253	7.1524	79.59	624	49.69	39.60
13.501 - 14.000	429	85,085,559	14.75	198,335	7.6436	80.38	611	38.36	38.77
14.001 - 14.500	299	52,422,135	9.09	175,325	8.1718	82.61	603	41.46	39.06
14.501 - 15.000	246	36,571,146	6.34	148,663	8.5993	80.14	586	40.05	39.69
15.001 - 15.500	155	20,546,043	3.56	132,555	9.1469	77.86	576	42.91	38.21
15.501 - 16.000	106	14,736,164	2.55	139,020	9.7153	71.60	558	49.18	39.38
16.001 - 16.500	68	10,755,913	1.86	158,175	10.3145	68.46	540	67.79	38.94
16.501 - 17.000	61	7,825,679	1.36	128,290	10.7785	65.73	533	73.14	39.80
17.001 - 17.500	48	6,054,603	1.05	126,138	11.3059	64.27	528	66.46	41.00
17.501 - 18.000	29	3,546,534	0.61	122,294	11.8061	57.52	527	52.69	39.14
18.001 - 18.500	13	1,208,430	0.21	92,956	12.1788	62.42	519	58.65	37.45
18.501 - 19.000	1	47,000	0.01	47,000	12.8750	68.12	520	100.00	32.51
19.501 - 20.000	1	148,500	0.03	148,500	13.7500	55.00	500	0.00	38.32
Total:	**2,959**	**576,843,731**	**100.00**	**194,945**	**7.3476**	**78.13**	**618**	**49.49**	**39.73**

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
4.000 - or below	27	6,343,025	1.10	234,927	5.6769	78.65	664	48.14	32.11
4.001 - 4.500	356	75,508,198	13.09	212,102	6.6460	80.04	605	95.23	40.38
4.501 - 5.000	864	194,496,483	33.72	225,112	6.9427	79.55	631	35.02	40.63
5.001 - 5.500	598	111,509,459	19.33	186,471	7.2103	79.39	628	43.03	39.52
5.501 - 6.000	420	76,576,365	13.28	182,325	7.5519	78.15	622	36.38	39.22
6.001 - 6.500	297	51,150,459	8.87	172,224	8.1113	74.54	609	63.91	36.81
6.501 - 7.000	277	44,287,798	7.68	159,884	8.9917	71.65	574	56.12	40.33
7.001 - 7.500	80	10,804,859	1.87	135,061	9.1919	71.73	587	57.88	39.56
7.501 - 8.000	25	4,109,930	0.71	164,397	8.6984	75.19	593	33.84	42.28
8.001 - 8.500	8	1,178,944	0.20	147,368	8.8601	78.74	589	40.44	38.70
8.501 - 9.000	4	560,414	0.10	140,103	11.0510	59.51	541	100.00	41.96
9.001 - 9.500	1	237,881	0.04	237,881	9.4300	70.00	533	100.00	36.32
10.001 - 10.500	1	53,918	0.01	53,918	10.2500	75.00	500	100.00	43.65
11.501 - 12.000	1	26,000	0.00	26,000	12.0000	20.00	625	100.00	34.85
Total:	**2,959**	**576,843,731**	**100.00**	**194,945**	**7.3476**	**78.13**	**618**	**49.49**	**39.73**

DISTRIBUTION BY NEXT ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
October 2005	1	296,425	0.05	296,425	7.3750	68.97	614	0.00	54.72
November 2005	1	53,918	0.01	53,918	10.2500	75.00	500	100.00	43.65
June 2006	2	437,299	0.08	218,649	6.7593	74.83	589	41.79	44.44
July 2006	7	1,811,517	0.31	258,788	7.2165	85.88	647	25.24	45.09
August 2006	26	6,705,825	1.16	257,916	6.6189	79.35	611	74.55	39.34
September 2006	59	13,846,031	2.40	234,678	6.5836	82.94	650	40.23	42.86
October 2006	75	19,135,854	3.32	255,145	6.8888	80.48	624	42.77	41.42
November 2006	122	28,679,180	4.97	235,075	6.6516	80.56	644	45.25	41.94
December 2006	176	36,587,946	6.34	207,886	6.7763	79.92	633	57.30	40.40
January 2007	670	132,890,976	23.04	198,345	7.2871	77.57	619	49.03	40.08
February 2007	1590	289,961,115	50.27	182,365	7.6550	77.73	613	48.96	39.12
May 2007	2	474,183	0.08	237,091	5.8750	80.00	637	0.00	29.34
July 2007	1	162,388	0.03	162,388	7.5000	83.59	641	0.00	48.09
August 2007	5	606,026	0.11	121,205	6.6088	80.80	614	68.98	38.22
September 2007	12	2,879,114	0.50	239,926	6.4408	79.92	613	68.63	35.96
October 2007	11	3,204,063	0.56	291,278	7.0157	71.92	601	25.13	44.12
November 2007	17	4,295,388	0.74	252,670	6.3445	79.38	661	40.72	40.77
December 2007	9	1,877,468	0.33	208,608	6.6759	81.16	618	46.76	43.20
January 2008	50	9,802,931	1.70	196,059	7.4586	75.50	588	42.25	40.76
February 2008	109	19,574,783	3.39	179,585	7.3820	76.38	612	60.86	37.42
June 2009	1	228,000	0.04	228,000	5.2500	87.02	610	100.00	33.39
August 2009	7	1,566,553	0.27	223,793	5.4004	73.93	608	69.19	29.40
September 2009	1	133,600	0.02	133,600	5.7500	80.00	618	100.00	41.38
October 2009	1	146,000	0.03	146,000	5.2500	78.50	616	100.00	42.53
December 2009	3	967,150	0.17	322,383	5.1573	68.51	680	100.00	38.44
December 2011	1	520,000	0.09	520,000	5.6250	80.00	732	100.00	33.97
Total:	**2,959**	**576,843,731**	**100.00**	**194,945**	**7.3476**	**78.13**	**618**	**49.49**	**39.73**

DISTRIBUTION BY STATE

Distribution By State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Southern California	461	134,328,333	19.10	291,385	6.8484	76.11	637	43.54	40.71
New York	404	107,873,442	15.34	267,013	6.6656	72.89	636	50.56	40.67
Florida	338	58,440,519	8.31	172,901	7.2850	80.41	629	46.70	38.76
New Jersey	264	58,335,065	8.29	220,966	7.2143	74.40	622	55.45	40.28
Northern California	135	36,953,597	5.25	273,730	6.7361	76.13	641	47.33	41.06
Georgia	191	30,803,883	4.38	161,277	7.6351	81.72	629	49.07	35.90
Maryland	138	26,187,857	3.72	189,767	7.4393	76.54	597	64.78	39.89
Virginia	138	25,186,762	3.58	182,513	7.4870	80.05	610	52.78	40.46
Massachusetts	91	22,913,798	3.26	251,800	7.1829	73.41	606	63.68	38.09
Illinois	119	19,670,371	2.80	165,297	7.7566	80.19	628	54.96	40.35
Other	1319	182,725,932	25.98	138,534	7.6622	80.19	612	57.82	38.36
Total:	**3,598**	**703,419,558**	**100.00**	**195,503**	**7.2081**	**77.32**	**624**	**52.11**	**39.57**

DISTRIBUTION BY ZIP CODE

Zip Code	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
30331	25	5,058,700	0.72	202,348	8.0153	82.82	685	2.45	23.40
11717	12	2,806,918	0.40	233,910	6.8982	76.47	610	48.32	44.98
91709	6	2,356,675	0.34	392,779	7.2793	76.03	601	72.84	34.24
11203	10	2,249,740	0.32	224,974	6.9490	69.17	609	51.14	42.35
48126	14	2,160,051	0.31	154,289	7.5639	89.59	642	31.04	32.70
92880	5	2,077,038	0.30	415,408	6.2241	76.42	653	43.19	43.64
92376	9	1,928,011	0.27	214,223	6.5056	75.95	627	47.68	40.91
11787	5	1,825,464	0.26	365,093	5.7671	77.24	658	53.60	37.64
90604	6	1,773,000	0.25	295,500	7.6794	69.01	613	73.55	46.41
92584	5	1,665,347	0.24	333,069	6.5203	79.18	694	41.79	38.92
Other	3,501	679,518,614	96.60	194,093	7.2122	77.30	624	52.50	39.67
Total:	**3,598**	**703,419,558**	**100.00**	**195,503**	**7.2081**	**77.32**	**624**	**52.11**	**39.57**

The Group I Mortgage Loans

Collateral Summary

Statistics listed below and in the tables following are for the Mortgage Loans included in the Statistical Pool and are based on the Statistical Cut-Off Date balance.

	Summary
Total Scheduled Principal Balance:	$502,076,831
Number of Mortgage Loans	2,873
Average Scheduled Principal Balance:	$174,757
Weighted Average Gross Coupon:	7.249%
Weighted Average Net Coupon:	6.749%
Weighted Average Original FICO Score:	621
Weighted Average Original LTV Ratio[1]:	77.20%
Weighted Average Stated Remaining Term:	357
Weighted Average Seasoning	1 month
Weighted Average Months to Next Adjustment:	24 months
Weighted Average Gross Margin[2]:	5.293%
Weighted Average Initial Rate Cap[2]:	2.916%
Weighted Average Periodic Rate Cap[2]:	1.023%
Weighted Average Gross Maximum Lifetime Rate[2]:	13.497%
Weighted Average Gross Minimum Lifetime Rate[2]:	5.351%
Interest Only:	17.02%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

(2) ARM Loans only

THE GROUP I MORTGAGE LOANS (CONFORMING LOANS)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
50,000 or less	152	5,629,020	1.12	37,033	8.9811	72.69	590	69.50	32.40
50,001 - 100,000	467	35,981,419	7.17	77,048	8.2370	76.68	606	64.71	36.27
100,001 - 150,000	658	82,648,908	16.46	125,606	7.6568	77.89	611	62.93	38.16
150,001 - 200,000	601	105,768,792	21.07	175,988	7.2910	76.61	616	55.61	38.93
200,001 - 250,000	400	89,931,129	17.91	224,828	7.0711	76.58	618	53.24	39.53
250,001 - 300,000	322	89,150,409	17.76	276,865	6.9471	76.53	625	50.18	41.56
300,001 - 350,000	206	67,014,001	13.35	325,311	6.8617	78.98	637	44.11	41.60
350,001 - 400,000	49	18,031,715	3.59	367,994	6.7587	80.88	656	36.22	43.05
400,001 - 450,000	12	5,080,261	1.01	423,355	6.5891	74.46	653	41.04	39.78
450,001 - 500,000	6	2,841,177	0.57	473,529	6.3671	74.61	650	33.54	35.10
Total:	**2,873**	**502,076,831**	**100.00**	**174,757**	**7.2487**	**77.20**	**621**	**53.73**	**39.60**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
3.001 - 3.500	1	104,000	0.02	104,000	3.2500	80.00	717	0.00	49.42
3.501 - 4.000	1	180,000	0.04	180,000	3.7500	80.00	644	100.00	49.39
4.001 - 4.500	15	3,655,868	0.73	243,725	4.3892	60.25	726	93.44	40.96
4.501 - 5.000	54	13,296,477	2.65	246,231	4.8892	67.53	714	86.68	37.70
5.001 - 5.500	115	25,115,281	5.00	218,394	5.3408	73.64	659	66.43	39.45
5.501 - 6.000	246	54,871,603	10.93	223,055	5.8476	74.91	662	62.46	40.22
6.001 - 6.500	353	71,157,492	14.17	201,579	6.3367	77.67	642	55.16	40.92
6.501 - 7.000	432	84,124,211	16.76	194,732	6.8102	78.10	624	49.47	40.14
7.001 - 7.500	383	66,976,880	13.34	174,874	7.3328	79.51	618	53.07	38.97
7.501 - 8.000	364	61,171,453	12.18	168,053	7.8159	80.44	605	43.17	38.61
8.001 - 8.500	266	40,836,941	8.13	153,522	8.3198	83.25	602	39.30	39.08
8.501 - 9.000	231	29,539,300	5.88	127,876	8.8027	79.30	579	49.56	39.21
9.001 - 9.500	139	16,747,313	3.34	120,484	9.3073	75.72	576	49.57	38.92
9.501 - 10.000	110	13,496,572	2.69	122,696	9.8225	69.30	550	52.70	39.58
10.001 - 10.500	74	10,353,436	2.06	139,911	10.3091	67.75	542	69.63	39.15
10.501 - 11.000	60	7,309,498	1.46	121,825	10.8122	64.85	533	74.21	39.28
11.001 - 11.500	29	3,140,506	0.63	108,293	11.2486	61.64	526	68.03	41.56
Total:	**2,873**	**502,076,831**	**100.00**	**174,757**	**7.2487**	**77.20**	**621**	**53.73**	**39.60**

DISTRIBUTION BY FICO

Fico Score	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
N/A	11	1,283,592	0.26	116,690	9.2435	75.36	500	93.73	38.06
501 - 520	174	28,299,909	5.64	162,643	9.0437	69.74	511	80.71	41.49
521 - 540	201	32,008,073	6.38	159,244	8.6632	71.16	531	62.76	41.08
541 - 560	280	44,064,397	8.78	157,373	8.1812	74.03	551	70.21	39.99
561 - 580	237	37,444,645	7.46	157,994	7.7226	76.13	571	66.35	38.99
581 - 600	376	62,487,947	12.45	166,191	7.2272	76.10	591	65.90	40.23
601 - 620	357	61,187,203	12.19	171,393	6.9439	77.65	611	56.63	39.86
621 - 640	283	48,616,672	9.68	171,790	6.8353	79.55	631	53.52	39.52
641 - 660	273	51,665,097	10.29	189,249	6.9239	80.44	649	35.01	39.74
661 - 680	217	42,533,831	8.47	196,008	6.8008	81.32	670	29.48	39.57
681 - 700	157	29,386,483	5.85	187,175	6.5975	81.80	690	37.62	38.32
701 - 720	105	20,310,066	4.05	193,429	6.4979	81.10	709	30.92	39.08
721 - 740	68	14,662,757	2.92	215,629	6.2020	77.37	730	44.36	39.96
741 - 760	54	11,320,787	2.25	209,644	6.2403	79.33	749	53.76	34.49
761 - 780	50	10,879,812	2.17	217,596	6.0704	74.92	770	44.62	37.37
781 - 800	21	4,158,772	0.83	198,037	6.0288	70.83	789	47.92	35.45
801 - 820	9	1,766,789	0.35	196,310	5.8441	65.64	809	34.42	35.13
Total:	**2,873**	**502,076,831**	**100.00**	**174,757**	**7.2487**	**77.20**	**621**	**53.73**	**39.60**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
First Lien	2,873	502,076,831	100.00	174,757	7.2487	77.20	621	53.73	39.60
Total:	**2,873**	**502,076,831**	**100.00**	**174,757**	**7.2487**	**77.20**	**621**	**53.73**	**39.60**

DISTRIBUTION BY ORIGINAL LTV

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
50.00 or below	141	19,732,163	3.93	139,944	7.3288	40.65	605	52.10	35.72
50.01 - 55.00	62	11,210,656	2.23	180,817	7.6113	53.10	601	57.41	41.00
55.01 - 60.00	88	16,453,167	3.28	186,968	7.3290	57.76	602	67.07	39.83
60.01 - 65.00	146	27,475,738	5.47	188,190	7.1613	63.40	604	64.33	38.66
65.01 - 70.00	258	44,486,975	8.86	172,430	8.0610	68.70	578	70.65	40.15
70.01 - 75.00	233	43,068,645	8.58	184,844	7.0629	73.98	596	53.66	41.50
75.01 - 80.00	1104	193,459,299	38.53	175,235	6.8426	79.74	638	51.73	40.23
80.01 - 85.00	285	52,497,611	10.46	184,202	7.4386	84.30	609	49.15	38.39
85.01 - 90.00	396	66,403,650	13.23	167,686	7.5481	89.60	634	47.60	38.35
90.01 - 95.00	107	18,784,952	3.74	175,560	7.6778	94.62	639	49.12	40.16
95.01 - 100.00	53	8,503,975	1.69	160,452	8.1865	99.66	674	36.42	38.63
Total:	**2,873**	**502,076,831**	**100.00**	**174,757**	**7.2487**	**77.20**	**621**	**53.73**	**39.60**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Alternate	1	130,170	0.03	130,170	6.8800	90.00	662	0.00	33.93
Express	4	596,727	0.12	149,182	4.8704	30.89	780	0.00	22.19
Full	1652	269,770,126	53.73	163,299	7.1391	76.16	606	100.00	40.04
Limited Income & Asset	68	12,864,815	2.56	189,188	7.1167	78.28	623	0.00	37.94
No Doc	9	1,158,954	0.23	128,773	6.5731	78.79	694	0.00	0.00
No Income No Asset	3	598,901	0.12	199,634	6.6628	95.00	671	0.00	0.00
No Ratio	3	930,222	0.19	310,074	5.9180	72.49	673	0.00	0.00
Stated Doc	1133	216,026,916	43.03	190,668	7.4113	78.51	638	0.00	39.21
Total:	**2,873**	**502,076,831**	**100.00**	**174,757**	**7.2487**	**77.20**	**621**	**53.73**	**39.60**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Cash Out Refi	1,695	300,116,569	59.78	177,060	7.3407	74.06	602	59.56	39.76
Purchase	1031	176,580,271	35.17	171,271	7.0804	82.59	653	43.15	39.34
Rate & Term Refi	147	25,379,991	5.06	172,653	7.3330	76.73	621	58.43	39.60
Total:	**2,873**	**502,076,831**	**100.00**	**174,757**	**7.2487**	**77.20**	**621**	**53.73**	**39.60**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Owner Occupied	2,537	455,862,548	90.80	179,686	7.1733	76.70	617	56.14	40.15
Investor Occupied	301	39,950,195	7.96	132,725	7.9906	82.12	661	29.61	33.23
Second Home	35	6,264,088	1.25	178,974	8.0046	81.68	618	31.99	40.81
Total:	**2,873**	**502,076,831**	**100.00**	**174,757**	**7.2487**	**77.20**	**621**	**53.73**	**39.60**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Single Family Residence	2,131	362,110,246	72.12	169,925	7.2445	76.94	617	56.23	39.50
PUD	254	47,071,004	9.38	185,319	7.2425	80.51	622	56.98	41.39
2 Family	147	32,838,743	6.54	223,393	7.2003	75.87	635	40.77	41.45
Condo	178	28,939,501	5.76	162,581	7.2847	78.05	634	48.35	39.76
Townhouse	74	9,590,921	1.91	129,607	7.8351	75.79	588	56.27	38.40
4 Family	39	9,171,159	1.83	235,158	7.3012	80.34	693	16.07	29.07
3 Family	29	8,322,180	1.66	286,972	6.6737	68.69	644	48.03	39.60
High Rise Condo	21	4,033,078	0.80	192,051	7.5156	80.27	652	27.30	38.32
Total:	**2,873**	**502,076,831**	**100.00**	**174,757**	**7.2487**	**77.20**	**621**	**53.73**	**39.60**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
180 or less	50	6,299,363	1.25	125,987	6.4575	63.05	637	37.50	33.65
181 - 240	3	222,617	0.04	74,206	6.9331	57.92	663	12.11	37.91
301 - 360	2,820	495,554,851	98.70	175,729	7.2589	77.39	621	53.96	39.68
Total:	**2,873**	**502,076,831**	**100.00**	**174,757**	**7.2487**	**77.20**	**621**	**53.73**	**39.60**

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
15YR Balloon	3	396,219	0.08	132,073	7.1420	42.37	649	26.25	34.84
15YR Fixed	46	5,778,344	1.15	125,616	6.4232	64.11	634	36.92	33.55
15YR Fixed -120 MONTH IO	1	124,800	0.02	124,800	5.8750	80.00	713	100.00	34.51
2/ 6 MONTH LIBOR	1,810	301,199,102	59.99	166,408	7.6493	78.13	606	51.76	39.47
2/ 6 MONTH LIBOR - 24 MONTH IO	326	71,526,213	14.25	219,406	6.5447	78.32	654	45.94	41.55
30YR Fixed	482	84,757,465	16.88	175,845	6.6716	74.17	642	66.80	39.31
30YR Fixed -120 MONTH IO	28	6,700,608	1.33	239,307	6.0387	77.24	707	55.47	39.64
3/ 6 MONTH LIBOR	79	13,062,195	2.60	165,344	7.2831	76.46	607	53.82	37.70
3/ 6 MONTH LIBOR - 36 MONTH IO	27	5,846,332	1.16	216,531	6.1617	79.07	655	68.24	39.30
3/1 ARM 1 YR CMT	58	9,913,750	1.97	170,927	7.5298	76.10	602	50.43	40.31
3/1 ARM 1 YR CMT - 36 MONTH IO	1	140,000	0.03	140,000	6.8750	80.00	698	100.00	47.12
5/ 6 MONTH LIBOR	2	557,650	0.11	278,825	4.9791	67.41	679	100.00	38.17
5/ 6 MONTH LIBOR - 60 MONTH IO	2	361,600	0.07	180,800	5.4347	84.43	613	100.00	36.34
5/1 ARM 1 YR LIBOR	5	944,012	0.19	188,802	5.3288	69.37	610	48.87	30.54
5/1 ARM 1 YR LIBOR - 60 MONTH IO	3	768,541	0.15	256,180	5.4598	80.40	608	100.00	30.51
Total:	**2,873**	**502,076,831**	**100.00**	**174,757**	**7.2487**	**77.20**	**621**	**53.73**	**39.60**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
0	789	142,818,877	28.45	181,013	7.4284	77.21	624	49.92	39.68
12	116	22,695,285	4.52	195,649	7.5308	79.46	623	51.65	38.88
24	1,407	241,205,217	48.04	171,432	7.3100	77.99	614	51.55	39.94
36	558	94,803,324	18.88	169,898	6.7624	74.62	632	65.70	38.79
60	3	554,127	0.11	184,709	5.9430	77.55	716	22.52	42.30
Total:	**2,873**	**502,076,831**	**100.00**	**174,757**	**7.2487**	**77.20**	**621**	**53.73**	**39.60**

DISTRIBUTION BY INITIAL PERIOD RATE CAP

Initial Period Rate Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
1.001 - 1.500	4	854,600	0.21	213,650	6.6510	86.35	616	71.14	40.07
1.501 - 2.000	186	36,451,385	9.02	195,975	6.8500	81.63	638	49.56	40.95
2.501 - 3.000	2114	365,228,298	90.33	172,766	7.4694	77.69	612	51.32	39.67
4.501 - 5.000	8	1,451,612	0.36	181,451	5.3472	74.04	611	66.75	33.19
5.501 - 6.000	1	333,500	0.08	333,500	4.8750	73.46	800	0.00	29.49
Total:	**2,313**	**404,319,395**	**100.00**	**174,803**	**7.4021**	**78.05**	**615**	**51.21**	**39.76**

Distribution by Periodic Rate Cap

Subsequent Period Rate Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
0.501 - 1.000	2,260	394,682,802	97.62	174,638	7.4165	78.10	615	51.26	39.77
1.001 - 1.500	4	925,343	0.23	231,336	6.2251	85.30	627	65.70	42.43
1.501 - 2.000	49	8,711,249	2.15	177,781	6.8771	75.08	612	47.77	38.90
Total:	2,313	404,319,395	100.00	174,803	7.4021	78.05	615	51.21	39.76

Distribution by Gross Margin

Gross Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
4.000 or below	25	5,456,754	1.35	218,270	5.4471	75.46	646	62.89	31.93
4.001 - 4.500	292	58,171,911	14.39	199,219	6.6291	79.98	605	95.30	40.62
4.501 - 5.000	679	132,419,665	32.75	195,022	7.0308	79.60	628	35.06	40.61
5.001 - 5.500	499	81,198,813	20.08	162,723	7.2865	79.29	623	43.94	39.87
5.501 - 6.000	328	53,179,574	13.15	162,133	7.6566	78.03	618	38.31	39.76
6.001 - 6.500	230	36,960,220	9.14	160,697	8.3566	75.10	599	63.43	36.00
6.501 - 7.000	204	29,942,173	7.41	146,775	9.1733	70.17	572	60.16	40.09
7.001 - 7.500	46	5,722,120	1.42	124,394	9.1495	69.90	582	59.25	39.43
7.501 - 8.000	9	1,078,164	0.27	119,796	9.3743	66.73	601	63.48	43.70
8.001 - 8.500	1	190,000	0.05	190,000	8.6250	84.82	545	100.00	26.58
Total:	2,313	404,319,395	100.00	174,803	7.4021	78.05	615	51.21	39.76

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
9.001 - 9.500	1	104,000	0.03	104,000	3.2500	80.00	717	0.00	49.42
9.501 - 10.000	2	328,907	0.08	164,454	4.3159	58.87	631	100.00	33.11
10.001 - 10.500	10	2,115,100	0.52	211,510	5.0532	75.16	621	65.85	34.43
10.501 - 11.000	15	3,587,373	0.89	239,158	5.0104	76.41	671	75.97	37.78
11.001 - 11.500	62	13,416,915	3.32	216,402	5.3819	76.68	654	57.82	41.59
11.501 - 12.000	124	27,683,697	6.85	223,256	5.8129	75.19	657	59.69	41.38
12.001 - 12.500	250	50,516,486	12.49	202,066	6.3013	77.25	639	55.76	40.82
12.501 - 13.000	358	68,833,198	17.02	192,272	6.6911	77.89	629	56.97	39.89
13.001 - 13.500	346	61,828,518	15.29	178,695	7.1926	79.75	620	50.36	39.16
13.501 - 14.000	334	59,815,871	14.79	179,089	7.6704	80.17	608	41.39	39.05
14.001 - 14.500	238	39,243,824	9.71	164,890	8.1980	83.85	609	38.61	39.29
14.501 - 15.000	210	29,220,698	7.23	139,146	8.6553	79.97	584	41.00	39.36
15.001 - 15.500	131	16,183,524	4.00	123,538	9.1784	77.83	560	46.02	39.48
15.501 - 16.000	90	12,273,304	3.04	136,370	9.7552	70.13	551	52.70	39.66
16.001 - 16.500	56	8,642,494	2.14	154,330	10.3048	66.11	540	76.24	39.31
16.501 - 17.000	57	7,384,979	1.83	129,561	10.7738	65.60	533	71.54	39.74
17.001 - 17.500	29	3,140,506	0.78	108,293	11.2486	61.64	526	68.03	41.56
Total:	**2,313**	**404,319,395**	**100.00**	**174,803**	**7.4021**	**78.05**	**615**	**51.21**	**39.76**

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
4.000 - or below	21	4,321,104	1.07	205,767	5.5749	77.58	639	53.14	29.99
4.001 - 4.500	280	55,900,508	13.83	199,645	6.6380	79.88	603	95.74	40.63
4.501 - 5.000	662	129,783,542	32.10	196,048	7.0233	79.64	627	34.92	40.61
5.001 - 5.500	475	77,406,506	19.14	162,961	7.2992	79.29	623	43.97	39.84
5.501 - 6.000	335	54,205,510	13.41	161,807	7.6049	77.90	622	39.92	39.93
6.001 - 6.500	247	39,250,348	9.71	158,908	8.1982	75.11	604	63.93	36.04
6.501 - 7.000	213	31,511,881	7.79	147,943	8.9845	70.94	572	61.50	39.78
7.001 - 7.500	53	7,297,750	1.80	137,693	8.8670	71.48	590	58.31	39.87
7.501 - 8.000	19	3,361,053	0.83	176,898	8.3052	76.38	600	26.54	43.25
8.001 - 8.500	7	1,123,778	0.28	160,540	8.8864	78.73	587	42.42	38.98
8.501 - 9.000	1	157,414	0.04	157,414	8.9900	70.00	537	100.00	40.94
Total:	**2,313**	**404,319,395**	**100.00**	**174,803**	**7.4021**	**78.05**	**615**	**51.21**	**39.76**

DISTRIBUTION BY NEXT ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
June 2006	2	437,299	0.11	218,649	6.7593	74.83	589	41.79	44.44
July 2006	6	1,304,817	0.32	217,469	6.9123	84.28	657	35.05	45.16
August 2006	18	3,619,741	0.90	201,097	6.8701	81.13	607	56.03	39.76
September 2006	45	9,439,549	2.33	209,768	6.7057	83.42	637	38.10	43.35
October 2006	55	12,761,167	3.16	232,021	6.9463	79.44	613	43.72	41.54
November 2006	89	17,864,595	4.42	200,726	6.7137	79.63	640	54.03	42.09
December 2006	137	24,663,279	6.10	180,024	6.6691	79.91	634	60.97	40.43
January 2007	517	90,693,030	22.43	175,422	7.4049	77.60	612	51.72	40.30
February 2007	1267	211,941,839	52.42	167,278	7.6781	77.70	611	49.69	39.13
May 2007	2	474,183	0.12	237,091	5.8750	80.00	637	0.00	29.34
July 2007	1	162,388	0.04	162,388	7.5000	83.59	641	0.00	48.09
August 2007	4	456,711	0.11	114,178	6.6444	86.34	623	91.54	35.45
September 2007	9	1,936,657	0.48	215,184	6.4532	77.96	628	76.60	34.99
October 2007	5	699,391	0.17	139,878	7.0432	84.12	581	65.85	42.92
November 2007	14	3,120,509	0.77	222,893	6.3249	77.94	660	44.02	41.66
December 2007	7	1,327,965	0.33	189,709	6.7467	83.97	631	53.70	45.19
January 2008	35	5,972,780	1.48	170,651	7.5057	74.63	585	44.34	40.22
February 2008	88	14,811,693	3.66	168,315	7.3442	75.99	615	61.18	37.97
June 2009	1	228,000	0.06	228,000	5.2500	87.02	610	100.00	33.39
August 2009	7	1,566,553	0.39	223,793	5.4004	73.93	608	69.19	29.40
September 2009	1	133,600	0.03	133,600	5.7500	80.00	618	100.00	41.38
October 2009	1	146,000	0.04	146,000	5.2500	78.50	616	100.00	42.53
December 2009	2	557,650	0.14	278,825	4.9791	67.41	679	100.00	38.17
Total:	**2,313**	**404,319,395**	**100.00**	**174,803**	**7.4021**	**78.05**	**615**	**51.21**	**39.76**

DISTRIBUTION BY STATE

Distribution By State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Southern California	347	81,827,350	16.30	235,814	6.8978	75.11	633	42.96	40.35
New York	313	74,510,927	14.84	238,054	6.7256	72.35	633	52.52	40.71
Florida	273	44,330,874	8.83	162,384	7.2675	81.23	626	50.58	38.44
New Jersey	207	43,222,411	8.61	208,804	7.0892	74.56	622	59.65	40.69
Georgia	167	25,822,361	5.14	154,625	7.6684	82.38	627	52.03	35.68
Northern California	109	25,274,046	5.03	231,872	6.7895	75.02	628	51.02	41.59
Maryland	112	20,527,246	4.09	183,279	7.4439	76.65	596	63.42	40.12
Virginia	115	18,598,611	3.70	161,727	7.5479	78.97	603	52.87	39.95
Michigan	129	16,551,857	3.30	128,309	7.9909	83.04	616	47.73	37.10
Massachusetts	70	15,651,294	3.12	223,590	7.2822	71.91	600	61.67	37.13
Other	1031	135,759,853	27.04	131,678	7.6329	79.80	612	59.33	39.43
Total:	**2,873**	**502,076,831**	**100.00**	**174,757**	**7.2487**	**77.20**	**621**	**53.73**	**39.60**

DISTRIBUTION BY ZIP CODE

Zip Code	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
30331	22	4,213,625	0.84	191,528	7.8282	84.23	702	2.94	22.03
11717	12	2,806,918	0.56	233,910	6.8982	76.47	610	48.32	44.98
11203	9	1,999,740	0.40	222,193	7.0520	69.01	609	45.03	41.36
92376	9	1,928,011	0.38	214,223	6.5056	75.95	627	47.68	40.91
48126	12	1,920,051	0.38	160,004	7.7927	90.79	641	29.09	32.25
11706	6	1,527,387	0.30	254,564	6.5739	79.59	680	68.00	39.13
93065	5	1,496,130	0.30	299,226	6.2535	76.86	608	59.55	41.79
93535	7	1,365,720	0.27	195,103	7.2408	77.90	619	43.42	38.99
90604	5	1,321,000	0.26	264,200	7.6125	65.25	630	64.50	45.96
92584	4	1,301,347	0.26	325,337	6.7008	78.96	703	25.51	37.26
Other	2,782	482,196,901	96.04	173,327	7.2531	77.14	620	54.38	39.73
Total:	**2,873**	**502,076,831**	**100.00**	**174,757**	**7.2487**	**77.20**	**621**	**53.73**	**39.60**

The Group II Mortgage Loans

Collateral Summary

Statistics listed below and in the tables following are for the Mortgage Loans included in the Statistical Pool and are based on the Statistical Cut-Off Date balance.

	Summary
Total Scheduled Principal Balance:	$201,342,727
Number of Mortgage Loans	725
Average Scheduled Principal Balance:	$277,714
Weighted Average Gross Coupon:	7.107%
Weighted Average Net Coupon:	6.607%
Weighted Average Original FICO Score:	633
Weighted Average Original LTV Ratio[1]:	77.63%
Weighted Average Stated Remaining Term:	358
Weighted Average Seasoning	1 month
Weighted Average Months to Next Adjustment:	24 months
Weighted Average Gross Margin[2]:	5.248%
Weighted Average Initial Rate Cap[2]:	2.880%
Weighted Average Periodic Rate Cap[2]:	1.019%
Weighted Average Gross Maximum Lifetime Rate[2]:	13.371%
Weighted Average Gross Minimum Lifetime Rate[2]:	5.315%
Interest Only:	27.43%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

(2) ARM Loans only

THE GROUP II MORTGAGE LOANS (NON-CONFORMING LOANS)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
50,000 or less	35	1,337,572	0.66	38,216	10.1424	65.98	565	72.95	32.13
50,001 - 100,000	88	6,695,672	3.33	76,087	9.1993	75.11	582	65.78	34.82
100,001 - 150,000	99	12,322,167	6.12	124,466	8.2373	76.29	605	58.06	37.48
150,001 - 200,000	86	15,097,927	7.50	175,557	7.8779	77.52	605	50.33	39.17
200,001 - 250,000	68	15,429,510	7.66	226,905	7.9858	75.22	595	49.98	40.51
250,001 - 300,000	28	7,797,771	3.87	278,492	7.5844	76.01	614	39.54	42.02
300,001 - 350,000	20	6,345,731	3.15	317,287	7.0187	81.01	625	25.65	40.62
350,001 - 400,000	108	41,116,837	20.42	380,711	6.9142	79.32	635	41.57	38.87
400,001 - 450,000	74	31,715,380	15.75	428,586	6.5597	78.04	650	42.93	40.15
450,001 - 500,000	66	31,656,422	15.72	479,643	6.5666	78.40	648	42.20	41.06
500,001 - 550,000	17	8,878,358	4.41	522,256	6.4400	78.79	672	46.72	38.43
550,001 - 600,000	18	10,366,694	5.15	575,927	6.6037	76.77	646	77.66	38.73
600,001 - 650,000	9	5,766,952	2.86	640,772	6.6799	76.38	652	55.77	38.73
650,001 - 700,000	5	3,396,735	1.69	679,347	6.5780	72.92	662	61.00	44.60
700,001 - 750,000	2	1,472,000	0.73	736,000	5.8709	78.94	741	50.27	18.25
900,001 - 950,000	1	947,000	0.47	947,000	6.7500	72.85	698	100.00	53.34
950,001 - 1,000,000	1	1,000,000	0.50	1,000,000	6.6250	74.07	652	100.00	44.19
Total:	**725**	**201,342,727**	**100.00**	**277,714**	**7.1066**	**77.63**	**633**	**48.08**	**39.49**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
4.001 - 4.500	4	1,313,900	0.65	328,475	4.5000	65.27	734	72.60	43.02
4.501 - 5.000	14	5,424,237	2.69	387,446	4.8733	71.20	706	91.01	39.73
5.001 - 5.500	37	14,232,377	7.07	384,659	5.3608	77.33	692	68.98	38.75
5.501 - 6.000	71	25,995,878	12.91	366,139	5.8398	75.92	676	51.57	39.49
6.001 - 6.500	91	31,739,573	15.76	348,787	6.3293	78.82	647	49.76	39.54
6.501 - 7.000	111	40,292,791	20.01	362,998	6.7943	78.80	642	38.67	41.35
7.001 - 7.500	87	23,721,002	11.78	272,655	7.3244	79.03	623	44.35	41.20
7.501 - 8.000	90	22,926,947	11.39	254,744	7.7824	81.32	613	38.98	38.13
8.001 - 8.500	60	12,911,591	6.41	215,193	8.3132	80.08	575	54.57	36.88
8.501 - 9.000	29	5,227,444	2.60	180,257	8.8060	80.44	589	30.57	38.74
9.001 - 9.500	20	3,511,150	1.74	175,558	9.3560	78.43	560	24.99	31.26
9.501 - 10.000	15	2,035,060	1.01	135,671	9.7586	76.67	581	38.31	37.66
10.001 - 10.500	12	2,113,418	1.05	176,118	10.3540	78.07	539	33.23	37.46
10.501 - 11.000	6	644,700	0.32	107,450	10.8623	73.31	536	75.35	34.15
11.001 - 11.500	26	3,545,096	1.76	136,350	11.3421	65.60	539	65.80	39.63
11.501 - 12.000	33	4,033,034	2.00	122,213	11.8109	58.82	525	53.37	39.39
12.001 - 12.500	15	1,324,430	0.66	88,295	12.1850	61.01	520	62.27	37.72
12.501 - 13.000	3	201,600	0.10	67,200	12.9337	53.59	533	23.31	32.26
13.501 - 14.000	1	148,500	0.07	148,500	13.7500	55.00	500	0.00	38.32
Total:	**725**	**201,342,727**	**100.00**	**277,714**	**7.1066**	**77.63**	**633**	**48.08**	**39.49**

DISTRIBUTION BY FICO

Fico Score	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
N/A	3	426,418	0.21	142,139	12.3225	50.43	500	12.64	46.87
501 - 520	53	7,859,469	3.90	148,292	9.9648	72.23	510	67.57	39.44
521 - 540	74	13,507,394	6.71	182,532	9.4434	70.44	529	58.11	39.24
541 - 560	52	11,205,458	5.57	215,490	8.1748	71.52	551	76.84	37.38
561 - 580	44	10,783,213	5.36	245,073	7.6096	77.69	570	70.09	40.94
581 - 600	82	23,191,620	11.52	282,825	7.3269	77.67	590	58.34	39.46
601 - 620	67	19,428,793	9.65	289,982	6.7835	78.36	610	49.89	40.12
621 - 640	70	21,499,224	10.68	307,132	6.8086	77.87	630	44.74	41.08
641 - 660	83	24,028,932	11.93	289,505	6.6434	79.63	650	37.61	39.86
661 - 680	61	18,035,238	8.96	295,660	6.4831	80.86	670	35.25	40.62
681 - 700	42	16,166,196	8.03	384,909	6.4673	78.24	690	22.71	38.97
701 - 720	39	14,388,826	7.15	368,944	6.2670	83.37	710	34.84	41.68
721 - 740	23	8,291,613	4.12	360,505	6.5233	78.87	729	39.53	36.20
741 - 760	12	4,507,799	2.24	375,650	5.8765	78.90	753	45.10	35.14
761 - 780	14	5,635,353	2.80	402,525	5.6665	76.59	768	69.50	32.89
781 - 800	4	1,930,780	0.96	482,695	5.7804	79.65	786	62.15	35.65
801 - 820	2	456,400	0.23	228,200	6.6432	45.82	806	14.55	38.47
Total:	**725**	**201,342,727**	**100.00**	**277,714**	**7.1066**	**77.63**	**633**	**48.08**	**39.49**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
First Lien	725	201,342,727	100.00	277,714	7.1066	77.63	633	48.08	39.49
Total:	**725**	**201,342,727**	**100.00**	**277,714**	**7.1066**	**77.63**	**633**	**48.08**	**39.49**

DISTRIBUTION BY ORIGINAL LTV

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
50.00 or below	32	4,693,203	2.33	146,663	8.0227	40.60	608	41.18	38.86
50.01 - 55.00	19	3,173,250	1.58	167,013	10.2474	54.23	564	35.25	37.18
55.01 - 60.00	24	6,799,500	3.38	283,313	7.2666	58.15	596	51.72	39.45
60.01 - 65.00	33	9,821,919	4.88	297,634	6.9168	63.04	600	65.14	41.19
65.01 - 70.00	72	17,659,548	8.77	245,272	8.0278	69.23	609	58.37	38.16
70.01 - 75.00	73	22,176,834	11.01	303,792	7.1330	73.81	623	57.66	42.85
75.01 - 80.00	291	88,911,008	44.16	305,536	6.6217	79.64	650	45.71	39.76
80.01 - 85.00	47	13,381,008	6.65	284,702	7.1613	84.34	613	39.64	37.75
85.01 - 90.00	96	24,885,175	12.36	259,221	7.4627	89.73	634	45.98	37.48
90.01 - 95.00	24	6,316,413	3.14	263,184	7.3797	94.74	644	30.84	38.71
95.01 - 100.00	14	3,524,868	1.75	251,776	7.5195	99.91	694	39.80	38.86
Total:	**725**	**201,342,727**	**100.00**	**277,714**	**7.1066**	**77.63**	**633**	**48.08**	**39.49**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Express	1	423,200	0.21	423,200	5.7500	80.00	757	0.00	23.17
Full	374	96,796,963	48.08	258,815	6.9687	76.94	620	100.00	39.42
Limited Income & Asset	22	6,985,586	3.47	317,527	6.8159	79.35	649	0.00	38.74
No Doc	1	423,737	0.21	423,737	6.2500	75.00	723	0.00	0.00
Stated Doc	327	96,713,241	48.03	295,759	7.2754	78.19	644	0.00	39.67
Total:	**725**	**201,342,727**	**100.00**	**277,714**	**7.1066**	**77.63**	**633**	**48.08**	**39.49**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Cash Out Refi	395	108,467,047	53.87	274,600	7.3512	74.52	607	53.49	39.44
Purchase	300	82,946,388	41.20	276,488	6.7947	82.14	665	39.08	39.91
Rate & Term Refi	30	9,929,292	4.93	330,976	7.0412	73.83	654	64.06	36.46
Total:	**725**	**201,342,727**	**100.00**	**277,714**	**7.1066**	**77.63**	**633**	**48.08**	**39.49**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Owner Occupied	659	188,853,006	93.80	286,575	7.0331	77.43	632	49.37	39.85
Investor Occupied	58	9,443,362	4.69	162,817	8.2761	82.33	656	23.94	31.47
Second Home	8	3,046,359	1.51	380,795	8.0412	75.55	648	42.41	41.92
Total:	**725**	**201,342,727**	**100.00**	**277,714**	**7.1066**	**77.63**	**633**	**48.08**	**39.49**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Single Family Residence	537	148,372,481	73.69	276,299	7.0730	77.28	631	50.02	39.33
PUD	81	26,246,076	13.04	324,026	7.1154	80.64	637	40.46	40.64
Condo	41	9,915,367	4.92	241,838	7.2305	77.84	652	36.56	38.27
2 Family	28	6,934,625	3.44	247,665	7.0491	77.25	641	36.16	41.37
Townhouse	21	4,687,163	2.33	223,198	7.7466	78.20	602	56.02	38.01
3 Family	7	2,755,000	1.37	393,571	6.9733	69.51	629	62.87	38.12
High Rise Condo	5	1,629,240	0.81	325,848	7.0949	75.84	682	65.14	45.92
4 Family	5	802,775	0.40	160,555	8.7517	72.73	645	51.83	30.42
Total:	**725**	**201,342,727**	**100.00**	**277,714**	**7.1066**	**77.63**	**633**	**48.08**	**39.49**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
180 or less	7	1,477,902	0.73	211,129	6.1238	45.60	628	63.59	38.61
301 - 360	718	199,864,825	99.27	278,363	7.1139	77.86	633	47.96	39.49
Total:	**725**	**201,342,727**	**100.00**	**277,714**	**7.1066**	**77.63**	**633**	**48.08**	**39.49**

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
15YR BALLOON	1	48,799	0.02	48,799	8.3750	74.81	548	100.00	45.17
15YR FXD	6	1,429,104	0.71	238,184	6.0470	44.60	631	62.34	38.38
2/ 6 MONTH LIBOR	470	111,413,736	55.34	237,051	7.5457	78.16	613	46.71	39.18
2/ 6 MONTH LIBOR - 24 MONTH IO	123	46,267,033	22.98	376,155	6.4862	79.34	666	42.58	40.92
30YR FXD	65	23,972,019	11.91	368,800	6.4873	75.33	667	64.56	38.33
30YR FXD -120 MONTH IO	7	3,368,469	1.67	481,210	6.1495	72.72	709	58.90	39.29
3/ 6 MONTH LIBOR	18	4,864,984	2.42	270,277	7.2689	72.51	611	29.64	40.69
3/ 6 MONTH LIBOR - 36 MONTH IO	14	5,175,027	2.57	369,645	6.6313	79.26	615	36.62	40.79
3/1 ARM 1 YR CMT	19	3,874,056	1.92	203,898	7.7403	77.44	580	61.62	36.28
5/ 6 MONTH LIBOR - 60 MONTH IO	1	409,500	0.20	409,500	5.4000	70.00	683	100.00	38.80
7/1 ARM 1 YR CMT	1	520,000	0.26	520,000	5.6250	80.00	732	100.00	33.97
Total:	**725**	**201,342,727**	**100.00**	**277,714**	**7.1066**	**77.63**	**633**	**48.08**	**39.49**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
0	194	54,723,145	27.18	282,078	7.4963	77.20	637	47.09	39.52
12	39	11,082,144	5.50	284,158	7.5197	77.65	613	48.93	40.07
24	378	99,184,710	49.26	262,393	7.0567	78.65	630	45.19	39.61
36	114	36,352,728	18.06	318,884	6.5304	75.48	643	57.19	38.94
Total:	**725**	**201,342,727**	**100.00**	**277,714**	**7.1066**	**77.63**	**633**	**48.08**	**39.49**

DISTRIBUTION BY INITIAL PERIOD RATE CAP

Initial Period Rate Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
1.001 - 1.500	1	390,464	0.23	390,464	5.8500	79.91	656	0.00	34.36
1.501 - 2.000	66	22,885,297	13.26	346,747	6.7945	78.51	636	41.22	41.94
2.501 - 3.000	577	148,328,576	85.98	257,069	7.3003	78.27	625	46.14	39.35
5.501 - 6.000	2	920,000	0.53	460,000	5.4076	80.00	746	56.52	34.17
Total:	**646**	**172,524,337**	**100.00**	**267,066**	**7.2198**	**78.32**	**627**	**45.44**	**39.66**

DISTRIBUTION BY PERIODIC RATE CAP

Subsequent Period Rate Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
0.501 - 1.000	632	168,860,592	97.88	267,184	7.2249	78.33	627	45.43	39.72
1.001 - 1.500	3	829,028	0.48	276,343	6.3914	74.99	611	6.50	36.15
1.501 - 2.000	11	2,834,716	1.64	257,701	7.1603	78.68	645	57.62	36.88
Total:	**646**	**172,524,337**	**100.00**	**267,066**	**7.2198**	**78.32**	**627**	**45.44**	**39.66**

DISTRIBUTION BY GROSS MARGIN

Gross Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
4.000 or below	6	2,021,921	1.17	336,987	5.8949	80.93	716	37.46	36.60
4.001 - 4.500	82	21,392,517	12.40	260,884	6.6323	80.68	613	91.43	39.97
4.501 - 5.000	207	66,860,789	38.75	322,999	6.7560	79.51	641	35.20	40.58
5.001 - 5.500	123	33,858,261	19.63	275,270	7.0193	79.33	638	42.54	38.51
5.501 - 6.000	89	23,973,160	13.90	269,361	7.4218	79.01	621	28.90	38.09
6.001 - 6.500	51	11,086,730	6.43	217,387	8.1919	72.74	615	58.10	39.59
6.501 - 7.000	57	10,066,460	5.83	176,605	9.6332	70.90	562	48.00	41.45
7.001 - 7.500	24	2,592,580	1.50	108,024	11.1016	64.15	553	58.42	39.70
7.501 - 8.000	6	629,418	0.36	104,903	11.7672	59.26	540	60.28	36.08
8.501 - 9.000	1	42,500	0.02	42,500	12.1250	47.22	524	100.00	24.65
Total:	**646**	**172,524,337**	**100.00**	**267,066**	**7.2198**	**78.32**	**627**	**45.44**	**39.66**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
10.001 - 10.500	1	206,400	0.12	206,400	4.5000	80.00	657	100.00	46.51
10.501 - 11.000	6	1,833,682	1.06	305,614	4.8756	75.21	692	73.41	42.68
11.001 - 11.500	25	8,993,747	5.21	359,750	5.4024	80.18	680	56.81	42.16
11.501 - 12.000	39	12,929,638	7.49	331,529	5.8460	77.68	666	48.78	39.40
12.001 - 12.500	74	24,629,334	14.28	332,829	6.2428	79.35	648	52.76	39.30
12.501 - 13.000	101	35,607,606	20.64	352,551	6.6790	78.10	645	43.11	40.83
13.001 - 13.500	89	25,281,424	14.65	284,061	7.0538	79.20	631	48.06	40.67
13.501 - 14.000	95	25,269,688	14.65	265,997	7.5800	80.88	620	31.19	38.11
14.001 - 14.500	61	13,178,310	7.64	216,038	8.0939	78.93	585	49.93	38.36
14.501 - 15.000	36	7,350,448	4.26	204,179	8.3766	80.85	593	36.30	41.01
15.001 - 15.500	24	4,362,520	2.53	181,772	9.0300	78.00	565	31.34	33.48
15.501 - 16.000	16	2,462,860	1.43	153,929	9.5163	78.95	592	31.66	37.97
16.001 - 16.500	12	2,113,418	1.22	176,118	10.3540	78.07	539	33.23	37.46
16.501 - 17.000	4	440,700	0.26	110,175	10.8564	67.91	531	100.00	40.75
17.001 - 17.500	19	2,914,098	1.69	153,374	11.3676	67.11	531	64.78	40.39
17.501 - 18.000	29	3,546,534	2.06	122,294	11.8061	57.52	527	52.69	39.14
18.001 - 18.500	13	1,208,430	0.70	92,956	12.1788	62.42	519	58.65	37.45
18.501 - 19.000	1	47,000	0.03	47,000	12.8750	68.12	520	100.00	32.51
19.501 - 20.000	1	148,500	0.09	148,500	13.7500	55.00	500	0.00	38.32
Total:	**646**	**172,524,337**	**100.00**	**267,066**	**7.2198**	**78.32**	**627**	**45.44**	**39.66**

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
4.000 - or below	6	2,021,921	1.17	336,987	5.8949	80.93	716	37.46	36.60
4.001 - 4.500	76	19,607,689	11.37	257,996	6.6686	80.53	609	93.78	39.66
4.501 - 5.000	202	64,712,941	37.51	320,361	6.7811	79.37	639	35.23	40.67
5.001 - 5.500	123	34,102,953	19.77	277,260	7.0085	79.63	639	40.90	38.79
5.501 - 6.000	85	22,370,854	12.97	263,187	7.4236	78.73	622	27.80	37.50
6.001 - 6.500	50	11,900,111	6.90	238,002	7.8244	72.65	624	63.83	39.35
6.501 - 7.000	64	12,775,917	7.41	199,624	9.0096	73.41	580	42.83	41.69
7.001 - 7.500	27	3,507,109	2.03	129,893	9.8677	72.26	582	56.97	38.90
7.501 - 8.000	6	748,877	0.43	124,813	10.4630	69.82	562	66.62	37.94
8.001 - 8.500	1	55,165	0.03	55,165	8.3250	78.97	635	0.00	33.00
8.501 - 9.000	3	403,000	0.23	134,333	11.8561	55.41	542	100.00	42.37
9.001 - 9.500	1	237,881	0.14	237,881	9.4300	70.00	533	100.00	36.32
10.001 - 10.500	1	53,918	0.03	53,918	10.2500	75.00	500	100.00	43.65
11.501 - 12.000	1	26,000	0.02	26,000	12.0000	20.00	625	100.00	34.85
Total:	**646**	**172,524,337**	**100.00**	**267,066**	**7.2198**	**78.32**	**627**	**45.44**	**39.66**

DISTRIBUTION BY NEXT ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
October 2005	1	296,425	0.17	296,425	7.3750	68.97	614	0.00	54.72
November 2005	1	53,918	0.03	53,918	10.2500	75.00	500	100.00	43.65
July 2006	1	506,700	0.29	506,700	8.0000	90.00	624	0.00	44.91
August 2006	8	3,086,084	1.79	385,761	6.3242	77.27	616	96.26	38.84
September 2006	14	4,406,482	2.55	314,749	6.3220	81.93	678	44.80	41.81
October 2006	20	6,374,686	3.69	318,734	6.7738	82.57	644	40.87	41.19
November 2006	33	10,814,585	6.27	327,715	6.5490	82.10	650	30.74	41.70
December 2006	39	11,924,667	6.91	305,761	6.9982	79.92	632	49.71	40.33
January 2007	153	42,197,947	24.46	275,804	7.0340	77.51	634	43.25	39.61
February 2007	323	78,019,276	45.22	241,546	7.5923	77.81	619	46.96	39.06
August 2007	1	149,315	0.09	149,315	6.5000	63.83	587	0.00	46.00
September 2007	3	942,457	0.55	314,152	6.4153	83.94	583	52.25	37.95
October 2007	6	2,504,672	1.45	417,445	7.0081	68.52	607	13.76	44.46
November 2007	3	1,174,879	0.68	391,626	6.3965	83.20	664	31.97	38.40
December 2007	2	549,503	0.32	274,752	6.5050	74.39	587	30.00	38.40
January 2008	15	3,830,152	2.22	255,343	7.3851	76.85	592	39.01	41.60
February 2008	21	4,763,090	2.76	226,814	7.4996	77.62	603	59.89	35.70
December 2009	1	409,500	0.24	409,500	5.4000	70.00	683	100.00	38.80
December 2011	1	520,000	0.30	520,000	5.6250	80.00	732	100.00	33.97
Total:	**646**	**172,524,337**	**100.00**	**267,066**	**7.2198**	**78.32**	**627**	**45.44**	**39.66**

DISTRIBUTION BY STATE

Distribution By State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Southern California	114	52,500,983	26.08	460,535	6.7713	77.67	643	44.44	41.27
New York	91	33,362,515	16.57	366,621	6.5315	74.11	643	46.17	40.58
New Jersey	57	15,112,654	7.51	265,134	7.5721	73.94	620	43.41	39.12
Florida	65	14,109,645	7.01	217,071	7.3399	77.81	639	34.50	39.76
Northern California	26	11,679,550	5.80	449,213	6.6206	78.52	668	39.33	39.93
Massachusetts	21	7,262,504	3.61	345,834	6.9689	76.64	619	68.00	40.18
Virginia	23	6,588,152	3.27	286,441	7.3151	83.10	630	52.51	41.90
Maryland	26	5,660,611	2.81	217,716	7.4226	76.17	602	69.71	39.06
Georgia	24	4,981,521	2.47	207,563	7.4627	78.27	635	33.73	37.02
Washington	16	4,578,705	2.27	286,169	7.0729	86.08	632	62.67	32.47
Other	262	45,505,888	22.60	173,687	7.7299	79.72	615	55.26	37.12
Total:	**725**	**201,342,727**	**100.00**	**277,714**	**7.1066**	**77.63**	**633**	**48.08**	**39.49**

DISTRIBUTION BY ZIP CODE

Zip Code	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
92880	4	1,877,038	0.93	469,259	6.1681	79.50	657	47.79	44.00
91709	3	1,540,675	0.77	513,558	6.9896	78.00	609	58.46	30.36
91326	2	1,294,000	0.64	647,000	6.8083	78.45	656	0.00	49.77
11963	2	1,189,622	0.59	594,811	5.7392	78.69	716	62.20	19.73
20176	2	1,047,500	0.52	523,750	7.0572	77.51	601	100.00	49.00
92129	2	1,008,000	0.50	504,000	6.2391	75.75	615	50.40	40.69
92352	1	1,000,000	0.50	1,000,000	6.6250	74.07	652	100.00	44.19
91001	2	980,000	0.49	490,000	6.6046	79.05	656	0.00	47.08
10573	2	962,000	0.48	481,000	5.1697	77.04	762	100.00	42.00
36561	1	947,000	0.47	947,000	6.7500	72.85	698	100.00	53.34
Other	704	189,496,892	94.12	269,172	7.1492	77.64	632	47.39	39.36
Total:	**725**	**201,342,727**	**100.00**	**277,714**	**7.1066**	**77.63**	**633**	**48.08**	**39.49**

RATING AGENCIES

Moody's Investors Service

Eric Fellows	Tel:	(212) 553-3847
	Email:	eric.fellows@moodys.com

Standard & Poors

Lacey Bigos	Tel:	(212) 438-3126
	Email:	Lacey_Bigos@standardpoors.com

Fitch Ratings

Kei Ishidoya	Tel:	(212) 908-0238
	Email:	kei.ishidoya@fitchratings.com